U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2011
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F      ☐ Form 40-F
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes       ☑ No
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Quarterly Report for the Three Months Ended March 31, 2010
(January 31, 2011)
(Amended)

     In December 2010, applicable Canadian securities commissions granted us exemptive relief permitting us to adopt International Financial Reporting Standards (“IFRS”) effective from January 1, 2010. In connection therewith, we have amended our unaudited interim quarterly financial statements, initially prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and related management discussion and analysis for each of the interim periods ended March 31, June 30 and September 30, 2010 to reflect our early-adoption of IFRS.
     The following report and the discussion and analysis of our financial condition and results of operations for the three-month period ended March 31, 2010 should be read in conjunction with our unaudited interim financial statements and notes for the three months ended March 31, 2010, our 2009 annual audited financial statements and the notes thereto and 2009 annual report on Form 20-F. Please note that our 2009 annual audited financial statements were prepared in accordance with Canadian GAAP, which differs from IFRS. Our financial statements for the three months ended March 31, 2010 have been prepared in accordance with IFRS. Unless otherwise stated, all references to dollar amounts herein are to United States dollars.
Disclaimer for Forward-Looking Information
     Certain statements in this quarterly report are forward-looking statements, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (i) changes in iron ore and other commodities prices; (ii) the performance of the properties underlying our interests; (iii) decisions and activities of the operator of our royalty interests; (iv) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our royalty interests; (v) economic and market conditions; (vi) the availability of suitable acquisition opportunities and the availability of financing necessary to complete such acquisitions; (vii) other factors beyond our control; and (viii) our ability to integrate acquired businesses. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors Relating to our Continuing Business” section of this report and in our annual report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulators.
     There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nature of Business
     We are a mineral royalty and natural resource company with a focus on acquiring royalty and other interests in resource properties. We are currently active in the royalty business, primarily through our indirect interest in the Wabush iron ore mine in Newfoundland and Labrador, Canada. We are seeking to expand our business by acquiring additional royalty interests in resource properties and/or through the acquisition of or investment in mining and other natural resource projects.
     Until March 30, 2010, we also operated in the industrial plant engineering and equipment supply business (the “Industrial Business”) through our former subsidiary, KHD Humboldt Wedag International (Deutschland) AG, and its affiliates (collectively, “KID”). As at March 30, 2010, we effected a reorganization and arrangement (the “Arrangement”) pursuant to which, among other things, we distributed a portion of our interest in KID to our shareholders and ceased to consolidate KID as at March 31, 2010. See “Nature of Business — Reorganization and Focus on Mineral Royalty Business” below.
Presentation of Financial Information/Accounting Treatment
     As a result of the Arrangement, for the purposes of our financial statements and discussion of our results of operations herein, the results of operations of the Industrial Business are consolidated in our consolidated statements of operations and consolidated statement of cash flows. However, as we completed the Arrangement on March 30, 2010, the assets and liabilities of the Industrial Business are not reflected in our consolidated balance sheet as at March 31, 2010 forming part of our financial statements enclosed herewith.
     Further, as a result of the completion of the Arrangement, since March 31, 2010, we have ceased to consolidate the Industrial Business and therefore its results of operations from March 31, 2010 will not be included in our consolidated results for future reporting periods. Additionally, as a result of such deconsolidation of the Industrial Business as of March 31, 2010, we do not view its results of operations for the first quarter of 2010 to be indicative of our future operating performance or results of operations.
Royalty Interest — Wabush Iron Ore Mine
     We currently indirectly derive production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated. This sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd. (“Knoll Lake Minerals”), which holds a direct mining lease from the Province of Newfoundland and Labrador. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2009, 2008 and 2007, 3.2 million, 3.9 million and 4.8 million tons of iron pellets, respectively, were shipped from Pointe Noire. Such shipments are subject to seasonal and cyclical fluctuations.
     The Wabush iron ore mine is operated by Cliffs Natural Resources, Inc. (“Cliffs”), who on February 1, 2010 announced that it had acquired the interests of its other joint venture partners in the mine. Under the mining sub-lease, Cliffs pays royalties to the holder of the royalty interest based upon the amount of iron ore pellets shipped. Pursuant to the terms of the mining sub-lease, the royalty payment is not to be less than $3.25 million (Canadian dollars) per annum until its expiry. In 1987, the royalty rate was amended to require a base royalty rate of $1.685 (Canadian dollars) per ton with escalations as defined in the sub-lease. We are indirectly obligated to make royalty payments of $0.22 (Canadian dollars) per ton on shipments of iron ore pellets from Pointe Noire, Quebec, to Knoll Lake Minerals, which holds the direct lease over the Wabush mine property with the Province of Newfoundland and Labrador. Cliffs applies a portion of the royalty payments under the sub-lease to make such royalty payments to Knoll Lake Minerals on our behalf.
     Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of global economic activity.
     Although we can provide no assurance as to the future production levels, we believe that since the operator is now also the sole owner of the Wabush iron ore mine, production from the mine will generally be maintained at relatively consistent levels, subject to market conditions.

Arbitration Proceedings
     In December, 2005, we commenced an action against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs, claiming that such parties breached their duties by inaccurately reporting and substantially underpaying the royalties due under the sub-lease. The parties proceeded to arbitration, which was concluded in August 2009.
Industrial Business
     The Industrial Business was primarily conducted through KID and was principally comprised of an industrial plant technology, equipment and services business.
Reorganization and Focus on Mineral Royalty Business
     On January 6, 2010, we announced our intention to restructure into two distinct publicly traded companies, being: (i) a mineral royalty company; and (ii) an industrial plant technology, equipment and service company, pursuant to the Arrangement. Prior to completing the Arrangement, we took certain interim reorganizational steps to, among other things, consolidate our ownership in KID and indirectly transfer to KID substantially all our subsidiaries engaged in the Industrial Business. Upon completion of these reorganizational steps, we held approximately 98% of the total issued and outstanding shares of KID.
     On February 26, 2010 we entered into an arrangement agreement with KID respecting the Arrangement, which was approved by our shareholders on March 29, 2010 and made effective on March 30, 2010.
     Pursuant to the terms of the Arrangement, among other things, our shareholders received one common share of KID for every three and one-half of our common shares held (calculated after a 2 for 1 forward split of KID). As a result, we distributed 8,645,688 common shares of KID, representing approximately 26% of its outstanding common shares (as of such date) to our shareholders. After such distribution, we continued to hold approximately 72% of the outstanding common shares of KID (based on the number of KID shares outstanding on March 31, 2010). We intended to distribute such shares (or a substantial majority thereof) to our shareholders in one or more tranches within one year of the Arrangement. In connection with the Arrangement, we entered into a shareholder agreement (the “Custodian Agreement”) with another corporate equity shareholder of KID (the “Custodian”) dated March 27, 2010, pursuant to which we engaged the Custodian to direct the voting of the remainder of our holdings of KID common shares. As a result, and given that we do not share any common directors or officers with KID, we no longer consider KID a subsidiary and ceased to consolidate it as at March 31, 2010. For further information regarding the foregoing, please refer to Note 6 of our unaudited financial statements for the period.
     Prior to completion of the Arrangement and in the normal course of business, we provided guarantees on behalf of KID, which as at March 31, 2010 aggregated to $143.6 million. The guarantees were issued to financial institutions and will expire in the ordinary course pursuant to their terms. The aggregated amounts comprise numerous guarantees with small amounts. No claims have been made against us in respect of such guarantees.
     In conjunction with the Arrangement and in order to better reflect our focus on the mineral royalty and natural resources business, on March 31, 2010 we changed our name from “KHD Humboldt Wedag International Ltd.” to “Terra Nova Royalty Corporation”.
     As the Arrangement is now complete, our management is seeking to expand our business through the acquisition of high-quality royalty interests and other natural resource projects and interests.
Results of Operations
     On March 30, 2010, we completed the Arrangement. As a result, we consolidated the results of operations of the Industrial Business until March 30, 2010 but cease to consolidate it as of March 31, 2010, including for the purposes of our March 31, 2010 balance sheet. At March 31, 2010, the carrying amount of our investment in the common shares of KID approximated its fair value and there was no gain or loss recognized in connection with the cessation of the consolidation of KID.

Summary of Quarterly Results
     The following tables provide selected financial information for our eight most recently completed fiscal quarters:

	March 31,	December 31,	September 30,	June 30,
	2010(1)	2009(1)	2009(1)	2009(1)
	(United States dollars in thousands, except per share amounts)
Revenues	$101,585	$210,200	$148,233	$105,847
Gross profit	26,443	66,266	29,048	21,684
Restructuring recovery (costs), excluding inventory write-down and write-up	465	1,616	(3,836)	(17)
Operating income	8,154	56,245	8,936	1,865
Loss on settlement of investment in preferred shares of former subsidiaries	—	—	—	(9,538)
Net income (loss) attributable to holders of common shares	(19,278)	37,691	5,883	(7,751)
Net income (loss) attributable to holders of common shares, per share
Basic	(0.64)	1.25	0.19	(0.26)
Diluted	(0.64)	1.25	0.19	(0.26)

	March 31,	December 31,	September 30,	June 30,
	2009(1)	2008(2)	2008(2)	2008(2)
	(United States dollars in thousands, except per share amounts)
Revenues	$112,128	$163,682	$193,596	$144,240
Gross profit	19,392	(356)	36,574	28,332
Restructuring recovery (costs), excluding inventory write-down and write-up	(6,756)	—	—	—
Operating income (loss)	(2,005)	(14,582)	31,923	23,779
Net income (loss) attributable to holders of common shares	849	(64,857)	30,804	19,670
Net income (loss) attributable to holders of common shares, per share
Basic	0.03	(2.12)	1.01	0.65
Diluted	0.03	(2.12)	1.01	0.64

(1)	Prepared in accordance with IFRS.

(2)	Prepared in accordance with Canadian GAAP.
Results of Operations (Consolidated) — Quarter Ended March 31, 2010 Compared to the Quarter Ended March 31, 2009
     Based upon the period average exchange rates for the three-month periods ended March 31, 2010 and 2009, the United States dollar decreased by approximately 5.9% in value against the Euro and 16.4% in value against the Canadian dollar compared to the period average exchange rates in 2009. As at March 31, 2010, the United States dollar had increased by approximately 6.0% against the Euro and decreased by 3.0% against the Canadian dollar since December 31, 2009.
     During the three months ended March 31, 2010, revenues from the Industrial Business decreased by 9.4% to $101.6 million from $112.1 million for the same period in 2009. On a comparable basis, excluding revenues of $9.1 million attributable to the divested coal and minerals business, first quarter revenues for the Industrial Business in 2010 were similar to revenue levels in the same period of 2009.
     For the quarter ended March 31, 2010, cost of revenues for the Industrial Business declined 14.6% to $78.7 million from $92.1 million for the three months ended March 31, 2009. The decrease in cost of revenues reflects the decrease in our revenues and the completion of a number of projects with above-normal profitability during the quarter. The gross profit margin for the Industrial Business increased to 26.0% in the first quarter of 2010 from 17.3% for the same quarter in the prior year. This increase in gross profit margins primarily resulted from a reduction in loss on terminated contracts of $3.5 million for the three months ended March 31, 2010, compared to $0.5 million over the same period in 2009 and the absence of write-down of inventories during the three months ended 2010, compared to a write-down of $1.1 million during the same period in 2009. Gross profit margin for the Industrial Business, excluding the reduction in loss on terminated contracts and write-down of inventory, increased to 22.6% in the first quarter of 2010, compared to 17.8% for the same period in 2009. This was mainly due to a favourable project mix and continuously efficient project execution.
     Selling, general and administrative expenses, excluding stock based compensation, increased by 46.2% to $21.7 million for the three-month period ended March 31, 2010 from $14.8 million in 2009, primarily as a result of costs associated with the Arrangement.

     For the three months ended March 31, 2010 we had a recovery from stock-based compensation of $1.4 million, compared to an expense of $0.9 million during the three months ended March 31, 2009. The recovery in the current quarter was due to the forfeiture of 416,664 stock options during the period.
     During the three months ended March 31, 2010 we had net interest income of $0.3 million (interest income of $0.8 million less interest expense of $0.5 million), compared to $1.6 million (interest income of $2.3 million less interest expense of $0.7 million) for the same period in 2009.
     For the three months ended March 31, 2010 we had foreign currency transaction losses of $5.6 million, compared to gains of $1.6 million for the three months ended March 31, 2009, primarily due to the realized cumulative translation adjustment loss arising from the cessation of the consolidation of KID.
     Provisions for income taxes increased to $21.8 million during the three months ended March 31, 2010 (provision for income taxes of $21.0 million and resource property revenue taxes of $0.9 million), compared to $1.2 million (provision for income taxes of $0.7 million and resource property revenue taxes of $0.5 million) for the three months ended March 31, 2009. Provisions for income taxes increased as a result of taxes on dividends received from KID and capital gain taxes on the distribution of 26% of KID and the outside basis difference of our remaining 72% holding of KID.
     In the three-month period ended March 31, 2010, we had a net loss attributable to shareholders of $19.3 million, or $0.64 per share on a basic and diluted basis, compared to net income of $0.8 million, or $0.03 per share on a basic and diluted basis, in the same period in 2009.
Results of Operations (Royalty Business Segment) — Quarter Ended March 31, 2010 Compared to the Quarter Ended March 31, 2009
     The following is a discussion of the results of operations attributable to our royalty business for the three months ended March 31, 2010 in relation to the same period in 2009.
     We have provided this discussion as the royalty business will be our ongoing business going forward as we have deconsolidated the Industrial Business as at March 31, 2010. Since the Arrangement, we view the results of our royalty business as the most appropriate benchmark of our operating results and as a benchmark to competitors. In addition, we believe the results of our royalty business will be used by securities analysts, investors and other interested parties to evaluate our financial performance.
     During the first three months of 2010, income generated by our royalty interest in the Wabush iron ore mine increased by approximately 79% to $3.8 million from $2.1 million over the same period in 2009. This increase in royalty income was mainly attributable to increased shipment from the Wabush iron ore mine due to increased demand for iron ore during the three months ended March 31, 2010. A total of 874,174 tons and 402,494 tons of iron ore pellets were shipped by the Wabush iron ore mine during the three months ended March 31, 2010 and 2009, respectively.
     General and administrative expenses incurred in connection with our royalty business during the three months ended March 31, 2010 were $2.3 million, compared to $2.8 million during the three months ended March 31, 2009. The decrease in general and administrative expenses for the three months ended March 31, 2010 was primarily due to reduced professional fees.
     Income taxes, including resource property revenue taxes, were $0.6 million for the three months ended March 31, 2010, compared to a $0.7 million recovery for the same period in 2009, primarily due to higher revenues and a tax expense adjustment for the prior year.
     During the three-month period ended March 31, 2010, we had a net loss of $1.7 million from our royalty business, compared to $1.6 million from our royalty business for the three months ended March 31, 2009.

Liquidity and Capital Resources
     The following table is a summary of our selected financial information as at the dates indicated:

	March 31,	December 31,
	2010(1)	2009(1)
	(United States dollars
	in thousands)
Cash and cash equivalents	$97,205	$420,551
Working capital	102,932	370,821
Investment in former subsidiary	117,037	—
Total assets	430,651	951,720
Long-term liabilities	48,010	144,702
Shareholders’ equity	363,656	435,689

(1)	As a result of the cessation of the consolidation of the Industrial Business from March 31, 2010, its assets and liabilities are not reflected in our March 31, 2010 balance sheet but are included in our December 31, 2009 balance sheet.
     Our current sources of funds are primarily our cash on hand and income generated from our royalty interest in the Wabush iron more mine. Due to the nature of our business going forward, our principal use of funds is for general and administrative expenses. However, as we seek to expand through the acquisition of other natural resource interests and projects, we anticipate that additional uses of funds may include costs associated with the identification of projects and the acquisition, development, and/or operation thereof.
     We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents. The highly liquid nature of these assets provides us with flexibility in seeking to expand our business through acquisitions and investments and otherwise managing our business. The majority of our cash is currently deposited in highly rated banks located principally in Canada.
     As at March 31, 2010, as a result of the Arrangement and the cessation of the consolidation of the Industrial Business: (i) total assets decreased to $430.7 million from $951.7 million as at December 31, 2009; (ii) current assets decreased to $121.9 million from $736.7 million as at December 31, 2009; (iii) we had no short-term cash deposits, restricted cash, trade accounts receivable or inventories, compared to short-term deposits of $6.9 million, restricted cash of $25.0, accounts receivable of $97.0 million and inventories of $80.8 million as at December 31, 2009; (iv) other receivables decreased to $5.0 million and contract deposits decreased to $0.7 million from $36.2 million and $53.9 million as at December 31, 2009; and (v) cash and cash equivalents decreased to $97.2 million from $420.6 million as at December 31, 2009.
     As at March 31, 2010, as a result of the Arrangement and deconsolidation of the Industrial Business: (i) total current liabilities decreased to $19.0 million from $365.9 million as at December 31, 2009; (ii) long-term liabilities decreased to $48.0 million from $144.7 million; and (iii) total liabilities decreased to $67.0 million from $510.6 million as at December 31, 2009.
     Pursuant to our reorganization and the Arrangement, there was $7.9 million due to us from KID as at March 31, 2010, which was paid after the quarter end.
     Long-term assets increased to $308.7 million as at March 31, 2010 from $215.0 million as at December 31, 2009, primarily as a result of the inclusion of our remaining interest in KID in the amount of $117.0 million.
Cash Flow Analysis (Consolidated)
     Cash Flow from Operating Activities. Operating activities used cash of $15.9 million during the three months ended March 31, 2010, compared to $28.6 million during the three months ended March 31, 2009.
     Net losses from operations used cash of $19.2 million during the three months ended March 31, 2010, compared to providing cash of $0.8 million during the same period in 2009. Non-cash deferred income taxes added back cash of $12.3 million for the three months ended March 31, 2010, compared to $0.7 million during the three months ended March 31, 2009. Net foreign currency transaction losses added back cash of $5.6 million for the three months ended March 31, 2010, compared to deducting cash by $1.6 million for the same period in 2009 primarily as a result of exchange rate fluctuations. A reduction in loss on terminated customer contracts used cash of $3.5 million for the period ended March 31, 2010 compared to $0.5 million for the same period in 2009.
     Changes in receivables provided cash of $25.0 million during the three months ended March 31, 2010, compared to using cash of $17.7 million for the same period in 2009, which reflects collections. Changes in short- term cash deposits and securities provided cash of $8.4 million during the first three months of 2010, compared to using cash of $2.9 million for the same period in 2009. Reductions in accounts payable and accrued expenses used cash of $38.2 million during the three months ended March 31, 2010, compared to $23.0 million for the three months ended March 31, 2009. Changes in advance payments received from customers used cash of $11.0 million during the three months ended March 31, 2010, compared to providing cash of $5.1 million during the same period in 2009. The reduction in receivables, payables and advance payments is indicative of the later stage of completion of many projects compared to the first quarter of 2009.
     Cash Flow from Investing Activities. Cash used in investing activities was $286.0 million during the three months ended March 31, 2010, compared to $1.1 million during the three months ended March 31, 2009, substantially all of which reflected the disposition of cash held by KID as a result of the Arrangement and the deconsolidation of the Industrial Business.
     Cash Flows from Financing Activities. In the first three months of 2010, financing activities used cash of $0.9 million, compared to $nil in the same period last year, as a result of $1.2 million being used in relation to a dividend paid to non-controlling interests and $0.3 million being provided through the issuance of shares during the three months ended March 31, 2010.
Future Liquidity
     Based upon the current level of operations, we believe that cash flow from operations and available cash will be adequate to meet our ongoing liquidity needs in the short and long term. Future expansion through the acquisition of mineral properties and/or additional royalty interests may require additional financing, which we may obtain through equity and/or debt financing.
Subsequent Events
     Subsequent to March 31, 2010, we effected three additional pro-rata distributions of shares of KID as follows:
•	we distributed approximately 7,571,228 shares of KID, representing approximately 23% of the total issued KID shares (as at such date), to our shareholders of record on July 1, 2010 on the basis of one KID share for every four of our common shares held;

•	we distributed approximately 9,474,384 shares of KID, representing approximately 29% of the total issued KID shares (as at such date), by way of a return of capital, to our shareholders of record on September 23, 2010 on the basis of one KID share for every four of our common shares held; and

•	we distributed approximately 6,257,039 shares of KID, representing approximately 19.3% of the total issued KID shares (as at such date), by way of a return of capital, to our shareholders of record on December 31, 2010, on the basis of one KID share for every 10 of our common shares held.
     On July 28, 2010, we commenced a rights offering (the “Rights Offering”) to the holders of our common shares, pursuant to which each holder of our common shares of record on August 6, 2010 received one transferable right (the “Rights”) for every common share held as such date. Every four Rights entitled the holder thereof to purchase one common share at a price of $6.60. Pursuant to the Rights Offering, which was oversubscribed, we issued a total of 7,571,227 common shares for gross subscription proceeds of approximately $50.0 million.
     In the second quarter of 2010, the arbitration panel released its decision in our proceedings against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs wherein it determined the issue of liability on several claims in our favour. We were awarded C$11.7 million in damages for past underpayments. The amount, net of related property revenue tax, was collected in October 2010.
     On November 16 2010, we announced the successful completion of our tender offer to acquire all of the class A common shares of Mass Financial Corp. (“Mass”) through a wholly-owned subsidiary (the “Offer”). Pursuant to the Offer, we acquired 93% of the outstanding shares of Mass, excluding Mass shares previously held by us. Subsequently, on December 24, 2010, we acquired all the remaining outstanding shares of Mass by way of a compulsory acquisition and effected the amalgamation of Mass and our wholly-owned subsidiary. Please refer to our press releases dated September 27, November 9, November 16 and December 27, 2010 for further information respecting our acquisition of Mass.
     On January 10, 2011, we announced that our board of directors had adopted an annual dividend policy, providing for an annual dividend based on the annual dividend yield of the New York Stock Exchange Composite Index for the preceding year plus 25 basis points. On the same date, we announced an annual cash dividend for 2011 of $0.20 per common share, payable in four quarterly installments.

Application of Critical Accounting Policies
     The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
     Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1 of our unaudited financial statements for the three months ended March 31, 2010 for a discussion of significant accounting policies.
     Following accounting policies are or continue to be the most important to our ongoing financial condition and results of operations after the Arrangement and the deconsolidation of the Industrial Business:
Revenue Recognition
     We currently earn royalty income from our interest in the resource property which is situated in Newfoundland and Labrador, Canada. The property is leased to an operator and our royalty is based on a pre-determined formula consisting of certain market variables and shipment tonnage. We receive the royalty computation information from the operator.
Valuation of Securities
     Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.
     Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there has been a loss in value of an available-for-sale security that is other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the financial position and results for a period of years; (iii) liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) outlook of the investee’s industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and (vii) our business plan and strategy to divest the security or to restructure the investee.
     Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.
Income Taxes
     Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.
     Our tax filings are also subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.
     We currently have deferred tax assets which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine whether a valuation allowance is required. We determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:
•	the history of the tax loss carry-forwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.
     If we believe that it is more likely than not that some of these deferred tax assets will not be realized, based on currently available information, an income tax valuation allowance is recorded against these deferred tax assets.
     If market conditions improve or tax planning opportunities arise in the future, we will reduce our valuation allowances, resulting in future tax benefits. If market conditions deteriorate in the future, we will increase our valuation allowances, resulting in future tax expenses. Any change in tax laws, particularly in Germany, will change the valuation allowances in future periods.
     The following accounting policies are the most important to our Industrial Business, which we ceased to consolidate as of March 31, 2010:
Revenue Recognition
     The majority of the contracts and services in our industrial plant technology, equipment and service business were long-term and we used the percentage-of-completion method as required by IAS18, Revenue, which requires the percentage-of-completion method be used when performance consists of the execution of more than one act, and revenue be recognized proportionately by reference to the performance of each act. The percentage-of-completion method is also permitted under Accounting Research Bulletin 45, Long-Term Construction Type Contracts (“ARB 45”), to measure and recognize revenue and related costs. ARB 45 and American Institute of Certified Public Accountants’ Statement of Position 81-1 (“SOP 81-1”) indicate that the percentage-of-completion method may be used in lieu of the completed contract method when all of the following are present:
1.	reasonably reliable estimates can be made of revenue and costs;

2.	the construction contract specifies the parties’ rights as to the goods, consideration to be paid and received, and the resulting terms of payment or settlement;

3.	the contract purchaser has the ability and expectation to perform all contractual duties; and

4.	the contract contractor has the same ability and expectation to perform.
     We formerly derived revenues from providing industrial plant technology, equipment and services and specifically designed equipment to build cement processing facilities. Typically, our project contracts were a construction-type contract which took more than one year to complete. The contracts for such projects specify the work to be performed by us; the timing; the amount and the method of the interim and final billings for the projects; and the other legal rights and obligations of our company and our customers.
     We had a reliable management information system in place to reasonably estimate the costs to complete a contract and the extent of progress made towards completion of each contract. Prior to executing a contract, we usually performed a credit check on the customer and in certain cases took payment security from the customer. We followed internal compliance review and monitoring procedures prior to executing contracts and during project execution to ensure that we and our customers had the ability and expectation to perform all contractual duties. Accordingly, we are of the opinion that the criteria of IFRS are met for the application of the percentage-of-completion method.
     Revenues from change orders were recognized only after the change orders were approved by our customers, which resulted in our company having a legal and enforceable right to payment for the work performed on contracts that were modified.
     The major challenges in using the percentage-of-completion method of accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we relied on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, particularly with respect to costs incurred to date and total estimated costs of completion, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected.
     If a loss was expected on a contract-in-progress from our teamwork analysis, such loss would be recognized in the income statement immediately.

Inventories
     Our inventories consisted of construction raw materials, work-in-progress and finished goods. Our management made estimates about their pricing when establishing the appropriate provisions for inventories.
     For the construction raw materials, work-in-progress and contracts-in-progress, we made estimates and assessed their pricing on an individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price was the most important determining factor. However, our management also considered whether there were any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.
Receivables
     Typically, receivables are financial instruments which are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We performed ongoing credit evaluation of customers and adjusted our allowance accounts for specific customer risks and credit factors. Receivables were considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses was maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in our receivables and judgments about economic conditions.
     As of December 31, 2009, we determined that the gross amount of our trade receivables was $104.0 million and we provided an allowance for credit losses of $2.4 million.
Warranty Costs
     We provided a warranty to our customers for the contracts and services in our Industrial Business. The amount of the warranty liability reflected the estimate of the expected future costs of our obligations under the warranty, which was based on the historical material replacement costs and the labour costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors changed, revisions to the estimated warranty liability would be required. Certain warranty costs were included in long-term portion as the warranty was for a period longer than 12 months.
Pension Benefits
     Our former Industrial Business in Europe maintained defined benefits plans for its employees who were employed prior to 1997. Employees hired after 1996 were generally not entitled to such benefits. The employees were not required to make contribution to the plans. We relied on an actuarial report to record the pension costs and pension liabilities. The actuarial reports were prepared every year as at December 31. The reports were compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation included, but were not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who were eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.
     Under German law, the pension liability was an unsecured claim and did not rank in priority to any other unsecured creditors. The pension liability was non-recourse to our company.
     As a consequence of the sale of our coal and minerals customer group and our Cologne workshop, we reduced our total pension liabilities by approximately $1.2 million.
Provisions for Supplier Commitments on Terminated Customer Contracts
     Throughout the economic downturn we maintained ongoing discussions with our customers with respect to the status of their contracts. We continued to evaluate our legal and commercial positions with respect to each potentially affected contract. As discussed above, as at December 31, 2008, we classified $159.2 million of the contracts in our order backlog as at risk. The at risk contracts in our order backlog primarily fell into two categories: (i) projects where the clients were considering changes in the scope of such projects, and (ii) projects where clients required additional financing to continue to completion. During 2009, we continued to assess the likelihood of whether such at risk contracts would ultimately be terminated. We considered whether it was likely that a customer would continue with a contract in the future or, alternatively, proceed with a different contract or the same contract on a smaller scale. These assessments considered, among other factors, whether the customer had financing in place to support its payment obligations, and whether such financing was, or will be, affected by the global economic crisis. If we determined that a customer was unlikely to proceed with a contract, such at risk contract was designated as a “terminated customer contract”. We then considered whether the customer was likely to pay the cancellation costs due under the contract.

     At December 31, 2008, we raised aggregate provisions of $23.7 million for commitments to suppliers of at risk contracts that were in progress at such time. In the year ended December 31, 2009, we performed further critical analysis and continued negotiations relating to such at risk contracts and, as a result, determined that more at risk contracts should be terminated. As of December 31, 2009, these terminated customer contracts, aggregating $110.2 million, were officially cancelled and removed from the order backlog. There were no contracts classified at risk at December 31, 2009.
     When contracts were classified as terminated, we: (i) updated our estimates of amounts recognized at December 31, 2008; (ii) recorded our purchase obligations to suppliers at the full amounts we are contractually committed to pay such suppliers; (iii) determined the amounts that we expect to recover from the sale of any inventory related to such contracts on the basis of the net realizable value of such inventory and recorded this amount as inventory in transit from suppliers; (iv) recorded claims for the amounts that we are owed by customers as a result of not proceeding with their contracts, including cancellation costs due under the contract, less the amounts of any advance payments received; and (v) created a provision for those amounts that we believe we are unlikely to collect from the customer.
     However, as discussed above, although we had determined to treat these contracts as terminated, and thus removed them from our order backlog, we continued discussions and negotiations with the affected customers in the hope of coming to a mutually beneficial resolution. In the fourth quarter of 2009, we successfully entered into new contracts with one of our major customers whose contracts we had previously classified as terminated. We also reached an agreement with another one of our major customers for full and final settlement of amounts outstanding on their cancelled contract. As a result, at December 31, 2009, we recorded a recovery of $17.8 million in our income statement.
Provisions for Restructuring Costs
     As a result of the 2008 financial crisis, we expected the dramatic changes in world credit markets and the global recession would continue to have a negative impact on our customers’ future expenditure programs. In anticipation of expected lower new order intake, we fundamentally restructured our business model.
     Our restructuring program was designed to align capacities to changes in market demands, allocate resources depending on geographical needs and focus on markets and equipment that will meet our objective of offering cost effective solutions to our customers. In connection with our restructuring program, on October 7, 2009, we completed the divestment of our coal and minerals customer group, exclusive of our roller press technologies and capabilities, and our workshop in Cologne, Germany. In the first half of 2009, a provision was set up for restructuring costs related to the shut-down of the workshop in Cologne. As a result of the divestment transaction, certain of the provisions set up in the first quarter of 2009 for restructuring costs related to the closure of the Cologne workshop were reversed as at September 30, 2009.
International Financial Reporting Standards
Conversion plan
     The Canadian Accounting Standards Board has mandated the adoption of IFRS effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 for Canadian publicly accountable profit-orientated enterprises. Companies will be required to provide IFRS comparative information for the fiscal year immediately preceding the year in which they first adopt IFRS. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting standards which must be addressed.
     In Canadian Securities Administrators (“CSA”) Staff Notice 52-321 — Early Adoption of International Financial Reporting Standards, Use of US GAAP and Reference to IFRS-IASB (“Staff Notice 52-321”), staff of the CSA recognized that some issuers may wish to prepare their financial statements in accordance with IFRS for periods beginning prior to January 1, 2011, and indicated that staff were prepared to recommend exemptive relief on a case by case basis to permit a domestic issuer to do so.
     In accordance with Staff Notice 52-321, we made an application to the British Columbia Securities Commission to early adopt IFRS for our financial periods beginning on and after January 1, 2010 (the “Exemption Sought”). Our board of directors believes that the use of a single accounting standard will eliminate complexity and cost from our financial statement preparation process. As our major operating subsidiaries are already reporting under IFRS, our board of directors believes that reporting would be streamlined and related costs reduced by developing common reporting systems and consistency. In connection with the application, among other things, we
1.	carefully assessed the readiness of our staff, board of directors, audit committee, auditors, investors and other market participants for our adoption of IFRS for financial periods beginning on and after January 1, 2010, and concluded that they will be adequately prepared for our adoption of IFRS for our financial periods ended on and after January 1, 2010; and

2.	considered the implication of adopting IFRS for financial periods beginning on and after January 1, 2010 on our obligations under securities legislation including, but not limited to, those relating to chief executive officer and chief financial officer certifications, business acquisition reports, offering documents and previously released material forward looking information.
     We had developed and completed a transition plan to transition to IFRS in order for us to early adopt IFRS from January 1, 2010, discussed in further detail below.
     In December 2010, the Exemption Sought was granted. Accordingly, in January 2010, we filed amended financial statements for the three months ended March 31, 2010 to restate these statements to reflect our accounting policies under IFRS, with effect from January 1, 2009. Those amended financial statements represented the initial presentation of our results and financial position under IFRS. Our annual financial statements for the year ending December 31, 2010 will be the first annual period which we report under IFRS. Periods prior to January 1, 2009 have not been restated.
     We have a multi-year transition plan that comprises three major phases, including a scope and planning phase, a design and build phase and an implementation and review phase culminating in the reporting of financial information in accordance with IFRS. We expect the transition to IFRS will impact accounting, financial reporting, processes, internal controls over financial reporting, taxes and information systems. Management has engaged its key personnel responsible and developed an overall plan to address IFRS implementation. We anticipate no impact on our operations or business strategy from conversion to IFRS.
     In late 2009, we completed phase one of our project, which involved scoping, planning and assessment and resulted in the selection of IFRS accounting policies and transitional exemptions decisions, estimates of quantification of financial statement impacts.
     Phase two commenced in early 2010 and involved detailed assessment, from an accounting, financial reporting and business perspective, of the changes that would be caused by the conversion to IFRS. Specific accounting processes and policy review included: property, plant and equipment, depreciation and amortization, impairment of assets, deferred income taxes, financial reporting and information systems. The deliverables for this phase included specific accounting policies for the above mentioned topics and also included IFRS transitional choices. This phase was completed in the third quarter and finalized in the fourth quarter 2010. The most significant change identified for us relates to accounting for our interest in the resource property.
     Phase three involves the execution of the work completed in phase two, by making changes to business and accounting processes and supporting information systems, as well as the formal documentation of the final approved accounting policies and procedures compliant with IFRS. This phase was completed in the fourth quarter 2010. Details surrounding the collection of comparative financial and other data in 2009 were finalized and opening balance sheet as of January 1, 2009 under IFRS was prepared in this phase.
     The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway. Our conversion process includes monitoring actual and anticipated changes to IFRS standards and related rules and regulations and assessing the impacts of these changes on us and our reporting, including expected dates of when such impacts are effective.
     The impact of the transition to IFRS on internal controls over financial reporting and disclosure controls and procedures will be reviewed and adjusted accordingly during the finalization of the design and implementation phases.
     Education and training of key financial employees has been primarily completed. Training of other staff, management, and the Board is ongoing throughout the conversion project. We view education and training as critical to our financial reporting controls and is a permanent process that we will continue. We will begin an education program for key stakeholders upon finalizing the impacts of the IFRS conversion project.
Impact of adoption of IFRS
     Adoption of IFRS will generally require retrospective application as of the transition date, on the basis that an entity has prepared its financial statements in accordance with IFRS since its formation. Certain adoptive relief mechanisms are available under IFRS to assist with difficulties associated with reformulating historical accounting information. The general relief mechanism is to allow for prospective, rather than retrospective treatment, under certain conditions as prescribed by IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 requires that an entity shall use the same accounting policies in its opening IFRS statement of financial position and throughout all periods presented in its first IFRS financial statements and those accounting policies shall comply with each IFRS effective at the end of its first IFRS reporting period. The standard specifies that adjustments arising on the conversion of IFRS from Canadian GAAP should be recognized in opening retained earnings.
     We have identified the following areas as having the greatest impact on the accounting policies, financial reporting and information systems requirements upon conversion to IFRS:

Fair value as deemed cost
     IFRS 1 allows an entity to initially measure an item of property, plant and equipment and investment property upon transition to IFRS at fair value as deemed cost (or under certain circumstances using a previous GAAP revaluation) as opposed to full retroactive application of the cost model under IFRS. Under this option, fair value as deemed cost will become the new cost amount for qualifying assets at transition.
     We have elected to use the fair value as deemed cost for our interest in resource property. Applying the IFRS 1 elections for fair value as deemed cost will limit the IFRS requirement to reverse impairments previously recognized.
Business combinations
     IFRS 1 generally provides for the business combinations standard to be applied either retrospectively or prospectively from the date of transition to IFRS (or to restate all business combinations after a selected date). Retrospective application would require an entity to restate all prior transactions that meet the definition of a business under IFRS. Prospective application requires that the first-time adopter shall recognize all its assets and liabilities at the date of transition to IFRS that were acquired or assumed in past business combinations, other than certain assets and liabilities as defined by IFRS 1.
     We have elected to apply the business combination standard prospectively.
Cumulative translation losses
     An entity may elect to deem the cumulative translation differences that resulted from the translation of its foreign operations to the reporting currency to be zero at the transition date. This will result in the exclusion of translation differences that arose prior to the transition date from gains or losses on a subsequent disposal of a foreign operation.
     We have elected to reset the cumulative translation losses to zero on transition date.
IFRS accounting policy changes
     IFRS is premised on a conceptual framework similar to Canadian GAAP, however, significant differences exist in certain areas of recognition, measurement and disclosure. The following discussion outlines the significant accounting policies, which are required, or are currently expected to be applied to us, on our adoption of IFRS that will be significantly different than our Canadian GAAP accounting policies. Some of the differences may only affect future transactions and may not have an impact on the opening balance sheet. This discussion has been prepared using the standards and interpretations currently issued and expected to be effective for our first annual reporting period under IFRS for the year ended December 31, 2010. Certain accounting policies currently expected to be adopted under IFRS and the application of such policies to certain transactions or circumstances may be modified and, as a result, the impact may be different than our current expectations. Further, the International Accounting Standards Board (the “IASB”) is currently in the process of amending, or expects to amend, numerous accounting standards that will be applicable to us. As these IFRS standards are amended, and as we continue to evaluate the impact of adoption on our processes and accounting policies, we will provide updated disclosure where appropriate.
IAS 36 — Impairment of assets
     Under Canadian GAAP, impairment is recognized for non-financial assets based on estimated fair value when the undiscounted future cash flows from an asset, or group of assets, is less than the carrying value. Under IFRS, an entity is required to recognize an impairment charge if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value-in-use, is less than its carrying value. Value in use is the discounted present value of estimated future cash flows expected to arise from the planned use of an asset and from its disposal at the end of its useful life. IFRS also requires the reversal of an impairment loss when the recoverable amount is higher than the carrying value (by no more than what the depreciated amount of the asset would have been had the impairment not occurred) unlike Canadian GAAP, which does not permit reversals.
IAS 21 — The Effects of Changes in Foreign Exchange rates
     Under Canadian GAAP, there are various indicators to be considered in determining the appropriate functional currency of a foreign operation and such indicators are similar to those under IFRS.
     When the assessment of functional currency under IFRS provides mixed indicators and the functional currency is not obvious, priority should be given to certain indicators. Because the determination of the functional currency requires the exercise of judgment based on the evaluation of all relevant information, differences in assessment under IFRSs and Canadian GAAP may arise. As we have interests in entities that prepare stand alone IFRS financial statements, the functional currency used in the audited stand alone financial statements needs to be consistent to the functional currency used to incorporate the entity’s results into the group financial statements.
IAS 12 — Income taxes
     Under Canadian GAAP, future income taxes are recognized at the time of acquisition for all assets (not just those acquired in a business combination) as an adjustment to the cost of the asset. Consequently, the carrying amount of the asset represents the minimum future cash flows necessary to recover the investment in the asset, including any associated tax consequences. Future income taxes are classified as current and non — current based on classification of the underlying assets or liabilities. Under IFRS, the recognition of deferred tax in respect of temporary differences is required where an asset or liability results from a transaction that affects taxable or accounting profit or a business combination. The recognition of deferred tax on the initial recognition of an asset or liability in any other circumstances is prohibited. Deferred tax is classified as non-current.
Royalty Assets
     The IASB has activities currently underway which may, or will, change the current IFRS standard which provides for the accounting treatment of royalties. We will assess any such changes or amendments as a component of our development phase and update our IFRS conversion plan as appropriate.
Transactions with Related Parties
     Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2010 and March 31, 2010, between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
     In the normal course of operations, we may enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.
Continuing operations
     Transactions with affiliates during the three months ended March 31, 2010:

(United States
dollars in thousands)
Royalty expenses paid and payable(1)	$(185)
Fee expense for managing resource property	(236)
Fee expense for management services, including expense reimbursements	(142)
Interest income	17
Interest expense	(7)

(1)	Included in income from interest in resource property.
     As at March 31, 2010, we had the following related party transactions on our consolidated balance sheet:

(United States
dollars in thousands)
Due from affiliates	$572
Due to affiliates	45
     In addition, we also entered into an agreement with a former wholly-owned subsidiary whereby we agreed to offset payables to the former subsidiary against a note payable to us in the amount of $1.8 million from the former subsidiary plus accrued interest thereon.

Outstanding Share Data
     Our share capital consists of an unlimited number of common shares, Class A common shares, and Class A Preference Shares, issuable in series. Our common shares are listed on the New York Stock Exchange under the symbol “TTT”. As of May 14, 2010, we had 30,284,911 common shares outstanding.
Disclosure Controls and Procedures
     We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 as at March 31, 2010. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
Changes in Internal Controls Over Financial Reporting
     We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with Canadian GAAP as required by National Instrument 52-109.
     There were no changes in our internal control over financial reporting that occurred during the three months ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Cautionary Statement Regarding Forward-Looking Information and Risk Factors and Uncertainties
     Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negative or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding:
•	our markets;

•	production, demand and prices for products and services, including iron ore and other minerals;

•	capital expenditures;

•	the economy;

•	foreign exchange rates; and

•	derivatives.
     You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including in our annual report on Form 20-F for the year ended December 31, 2009. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.
     In addition to the risks and uncertainties set forth in our annual report on Form 20-F for the year ended December 31, 2009 filed with the SEC and Canadian securities regulators, you should also carefully consider the following risks and uncertainties in evaluating our Company and business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.

Risk Factors Relating to Our Continuing Business
Our Valuation is currently heavily weighted on our royalty interest in the Wabush iron ore mine.
     As a result of the cessation of consolidation of our Industrial Business, as at the date hereof, substantially all of our revenues are generated from our royalty interest in the Wabush iron ore mine, demonstrating the fact that this royalty interest is very material to our ability to generate sufficient revenue in order to maintain profitable operations. Accordingly, the risk associated with our valuation is heightened in the event that the Wabush iron ore mine does not perform as expected.
Changes in the market price of the commodities that underlie our royalty, working and other interests will affect our profitability and the revenue generated therefrom.
     Commodity prices have fluctuated widely in recent years. The revenue we derive from our interest in the Wabush iron ore mine and any other natural resource properties will be significantly affected by changes in the market price of the commodities underlying the royalties, working interests and investments. Currently, our revenue is particularly sensitive to changes in the price of iron ore. Commodity prices, including the price of iron ore, fluctuate on a daily basis and are affected by numerous factors beyond our control, including levels of supply and demand, industrial development levels, economic conditions, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.
The operation of the Wabush iron ore mine is generally determined by a third party owner and we do not have decision making power as to how the property is operated. The owner’s failure to perform could affect our revenues.
     The revenue derived from the Wabush iron ore mine is based on production generated by its third party owner. The owner has the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the third party owner and our interests may not always be aligned. As an example, it will, in almost all cases, be in our interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the third party operator may, in many cases, take a more cautious approach to development as it is at risk with respect to the cost of development and operations. Our inability to control the operations of the Wabush iron ore mine can adversely affect our profitability, results of operation and financial condition. Similar adverse effects may result from any other royalty interests we may acquire that are primarily operated by a third party owner.
We may be unable to successfully acquire additional royalty interests or other interests in natural resource properties.
     We currently only have an indirect royalty interest in the Wabush iron ore mine. Our future success depends primarily upon our ability to acquire royalty interests and other natural resource properties and projects at appropriate valuations, including through corporate acquisitions, in order to diversify and expand our businesses and operations. There can be no assurance that we will be able to identify and complete the acquisition of such royalty interests, or businesses that own desired royalty interests, at reasonable prices or on favourable terms. Many companies are engaged in the acquisition of royalty interests and other resource properties, including large, established companies with substantial financial resources, operational capabilities and long earnings records. We may be at a competitive disadvantage in acquiring such properties and interests as many competitors may have greater financial resources and technical staff. Accordingly, there can be no assurance that we will be able to compete successfully against other companies in acquiring additional interests and resource properties. Our inability to acquire additional interests and resource properties may result in a material and adverse effect on our profitability, results of operations and financial condition.
If we expand our business beyond the acquisition of royalty interests, we may face new challenges and risks which could affect our results of operations and financial condition.
     Although we currently only hold a royalty interest, in the future we may pursue acquisitions outside this area, including acquiring and/or investing in, developing resource projects. Expansion of our activities into new areas will present new challenges and risks, including risks associated with the operation and development of resource projects generally. The failure to manage these challenges and risks successfully may result in a material and adverse effect on our results of operation and financial condition. In addition, due to the nature of natural resource properties and projects and the uncertainties associated therewith, there can be no assurance that any interest, property or project acquired will be developed as planned or profitable.
We will be dependent on the payments made by the owners and operators of our royalty and similar interests, and any delay in or failure of such royalty payments will affect the revenues generated by the Wabush iron ore mine or any other similar interests we may acquire.
     To the extent that we retain our current royalty interest or acquire additional similar interests, we will be dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of our royalty interests. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, accidents, recovery by operators of expenses incurred in the operation of any royalty properties, the establishment by operators of reserves for such expenses or the insolvency of an operator. Our rights to payment under the royalties will likely have to be enforced by contract. This may inhibit our ability to collect outstanding royalties upon a default. Failure to receive any payments from the owners and operators of mines in which we have or may acquire a royalty interest may result in a material and adverse effect on our profitability, results of operations and financial condition.
     To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time consuming and costly and, as with all litigation, there is no guarantee of success. Should any such decision be determined adversely to us, it may have a material and adverse effect on our profitability, results of operations and financial condition.
We may not be able to attain future funding requirements.
     There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities, including the acquisition of other natural resource interests, properties and projects and the exploration, development and operation thereof. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity which would result in dilution to our shareholders.
We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business, and the failure to operate its business effectively could have a material and adverse effect on our profitability, financial condition and results of operations.
     We our dependent upon the continued availability and commitment of our key management, whose contributions to immediate and future operations are of significant importance. The loss of any such key management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and training qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.
We can provide no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders
     There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or postponement of further business activities which may result in a material and adverse effect on our results of operation and financial condition. We will require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely that such additional capital will be raised through the issuance of additional equity, which will result in dilution to shareholders.
We have a limited history of operations as a focused royalty and mineral company and there can be no assurance that we will continue to be successful or will be profitable in the future.
     Our focus on our royalty and natural resource business recently commenced. While members of management have expertise and comparable operating experience through their involvement with our royalty interest, there is no assurance that we will be able to successfully execute our business model and growth strategy respecting this new focus. A failure to execute our business model and growth strategy may result in a material adverse effect on our results of operations and financial condition.
The exploration and development of mining and resource properties is inherently dangerous and subject to risk beyond our control.
     Companies engaged in natural resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increase in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, fire, explosion, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil and natural gas from the company’s resources or expected reserves, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold a royalty interest or any other properties we acquire in the future and have a material and adverse effect on our results of operation and financial condition.
The operations in which we hold an interest are subject to environmental laws and regulations that may increase the costs of doing business and may restrict the operations.
     All phases of the natural resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of our royalty and other interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material and adverse affect on our results of operation and financial condition.
     Operating cost increases could have a negative effect on the value of, and income from, any royalty interests we may acquire by potentially causing an operator to curtail, delay or close operations at a mine site.
The operators of the mine underlying our royalty interests and any future interests may not be able to secure required permits and licenses.
     The mine operations underlying our royalty interest may require licenses and permits from various governmental authorities. There can be no assurance that the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.
Certain of our directors and officers serve in similar positions with other public companies, which may put them in a conflict position from time to time.
     Certain of our directors and officers also serve as directors or officers of other companies involved in similar businesses to us and, to the extent that such other companies may participate in the same ventures in which we may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of royalties, similar interests or natural resources properties or projects. Such conflicts of our directors and officers may result in a material and adverse effect on our results of operation and financial condition.
Under the Custodian Agreement, the Custodian exercises the voting rights attached to the remaining KID Shares held by us and there is no assurance that the Custodian will act in the best interests of us or our shareholders.
     Pursuant to the Custodian Agreement, the Custodian exercises the voting rights attached to the remaining KID Shares held by us. Although the Custodian Agreement provides that the Custodian will determine, in its sole discretion, acting in a responsible manner as a prudent shareholder investor would do, having regard to the best interests of the shareholders of KID, how to vote the KID Shares, there is no assurance that the Custodian will act in our best interests or in the best interests of our shareholders.
     In addition, the Custodian Agreement is a key aspect of our deconsolidation of KID’s financial position and results prior to the time that it would be efficient, from a tax perspective, for us to distribute the remainder of the KID Shares held by us at such time to our shareholders. A number of factors could, however, impair our ability to deconsolidate KID’s financial results, including the failure of the Custodian to act in accordance with the terms of the Custodian Agreement or if certain interrelationships come to exist between the parties. In the event that we are required to re-consolidate KID’s financial results, this could result in inconsistency in the reporting of our financial results, or the lack of comparability over several financial periods, any of which could have material adverse consequences on the market price of our shares.

We are exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.
     We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.
We may fail to realize all of the anticipated benefits of the acquisition of Mass.
After completion of the Offer, our success will depend, in part, on our ability to successfully combine our businesses with Mass. To realize these anticipated benefits, we expect to integrate Mass’s business into our own. It is possible that the integration process could result in the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that may adversely affect our ability to maintain relationships with clients, customers and employees. If we experience difficulties with the integration process, the anticipated benefits of the successful completion of the Offer may not be realized fully or at all, or may take longer to realize than expected. Further, there may be business disruptions as a result of the integration that may cause Mass to lose customers. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on us during this transition period and for an undetermined period after the completion of the Offer. There are additional risks associated with the acquisition of Mass and its ongoing businesses. Please refer to the “Risk Factors”
section of our management information circular dated September 29, 2010, which we filed with Canadian securities regulators and on
Form 6-K with the SEC for further discussions of the risk factors relating to Mass.
General Risks Faced by Our Company
Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.
     Our constating documents authorize the issuance of common shares, Class A common shares and Class A Preference Shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.
Our constating documents contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.
     Our constating documents contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative actions or proceedings to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.
Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.
     Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.
Additional Information
     We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

TERRA NOVA ROYALTY CORPORATION
UNAUDITED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2010
(Amended)

NOTE
     In December 2010, applicable Canadian securities commissions granted us exemptive relief permitting us to adopt International Financial Reporting Standards (“IFRS”) effective from January 1, 2010. In connection therewith, we have amended our unaudited interim quarterly financial statements, initially prepared in accordance with Canadian generally accepted accounting principles, and related management discussion and analysis for each of the interim periods ended March 31, June 30 and September 30, 2010 to reflect our early-adoption of IFRS.
UNAUDITED INTERIM FINANCIAL STATEMENTS
     In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, Terra Nova Royalty Corporation discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2010.
NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
     The accompanying interim consolidated balance sheet of Terra Nova Royalty Corporation as at March 31, 2010 and the related consolidated statements of operations and retained earnings, comprehensive income and cash flows for the three-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of Terra Nova Royalty Corporation.
     The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
March 31, 2010, December 31, 2009 and January 1, 2009
(Unaudited)
(United States Dollars in Thousands)

	Mar 31, 2010	Dec 31, 2009	Jan 1, 2009
ASSETS
Current Assets
Cash and cash equivalents	$97,205	$420,551	$409,087
Short-term cash deposits	—	6,916	—
Securities	11,189	16,432	2,987
Restricted cash	—	24,979	32,008
Accounts receivable, trade	—	96,982	62,760
Other receivables	4,951	36,179	28,313
Amount due from a former subsidiary	7,879	—	—
Inventories	—	80,815	110,161
Contract deposits, prepaid and other	693	53,893	58,694

Total current assets	121,917	736,747	704,010

Non-current Assets
Note receivables	—	1,672	—
Accounts receivable, trade	—	4,660	—
Investment in a former subsidiary	117,037	—	—
Property, plant and equipment	210	2,484	2,489
Interest in resource property	189,154	191,488	200,000
Equity method investments	—	73	325
Deferred income tax assets	2,333	13,405	5,630
Investment in preferred shares of former subsidiaries	—	—	19,125
Other non-current assets	—	1,191	830

Total non-current assets	308,734	214,973	228,399

	$430,651	$951,720	$932,409

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued expenses	$7,341	$191,746	$178,582
Debt, current portion	10,993	—	—
Progress billings above costs and estimated earnings on uncompleted contracts	—	77,841	171,843
Advance payments received from customers	—	26,927	11,331
Income tax liabilities	651	18,092	9,112
Accrued pension liabilities, current portion	—	2,070	2,158
Provision for warranty costs, current portion	—	28,282	30,856
Provision for supplier commitments on terminated customer contracts	—	12,943	23,729
Provision for restructuring costs	—	8,025	—

Total current liabilities	18,985	365,926	427,611
Long-term Liabilities
Debt, less current portion	—	11,649	11,313
Accrued pension liabilities, less current portion	—	28,861	29,209
Provision for warranty costs, less current portion	—	25,711	7,524
Deferred income tax liability	48,010	62,874	58,779
Other long-term liabilities	—	15,607	8,344

Total long-term liabilities	48,010	144,702	115,169

Total liabilities	66,995	510,628	542,780
Equity
Capital stock	142,010	141,604	143,826
Treasury stock	(83,334)	(83,334)	(93,793)
Contributed surplus	5,737	7,232	7,623
Retained earnings	289,443	354,334	328,264
Accumulated other comprehensive income	9,800	15,853	—

Shareholders’ equity	363,656	435,689	385,920
Minority interests	—	5,403	3,709

Total equity	363,656	441,092	389,629

	$430,651	$951,720	$932,409

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)
CONSOLIDATED STATEMENTS OF OPERATIONS
For Three Months Ended March 31, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2010	2009
Revenues	$101,585	$112,128
Cost of revenues	(78,659)	(92,122)
Reduction in loss on terminated customer contracts	3,517	507
Restructuring costs, write-down of inventories	—	(1,121)

Gross profit	26,443	19,392
Income from interest in resource property	3,819	2,130
Depletion expense, resource property	(2,334)	(1,075)
Selling, general and administrative expense	(21,654)	(14,807)
Stock-based compensation recovery (expense) — selling, general and administrative	1,415	(889)
Restructuring recovery (costs)	465	(6,756)

Operating income (loss)	8,154	(2,005)

Interest income	766	2,317
Interest expense	(516)	(694)
Foreign currency transaction gains (losses), net	(5,557)	1,583
Share of loss of equity method investee	—	(21)
Other income (expense), net	(215)	815

Income before income taxes	2,632	1,995
Provision for income taxes:
Income taxes	(20,969)	(659)
Resource property revenue taxes	(867)	(491)

	(21,836)	(1,150)

Net (loss) income	(19,204)	845
Less: Net (income) loss attributable to the non-controlling interests	(74)	4

Net income (loss) attributable to holders of common shares of Terra Nova Royalty Corporation	$(19,278)	$849

Basic (loss) earnings per share	$(0.64)	$0.03

Diluted (loss) earnings per share	$(0.64)	$0.03

Weighted average number of common shares outstanding
— basic	30,270,355	30,522,645
— diluted	30,270,355	30,522,645
The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For Three Months Ended March 31, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands)

	2010	2009
Net (loss) income for the period	$(19,204)	$845
Other comprehensive income (loss), net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting	(11,467)	(9,032)
Reclassification adjustment for translation gains and losses to income statements for subsidiaries deconsolidated	5,091	—

Other comprehensive loss	(6,376)	(9,032)

Comprehensive loss for the period	$(25,580)	$(8,187)

Attributable to:
Shareholders of common shares of Terra
Nova Royalty Corporation	$(25,331)	$(9,061)
Non-controlling interests	(249)	874

	$(25,580)	$(8,187)

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For Three Months Ended March 31, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands)

							Accumulated
							Other
							Comprehensive
							Income
	Capital Stock		Treasury Stocks				Currency	Total	Non-
	Number		Number		Contributed	Retained	Translation	Shareholders’	controlling	Total
	of Shares	Amount	of Shares	Amount	Surplus	Earnings	Adjustment	Equity	Interests	Equity
For three months ended March 31, 2010:

Balance at December 31, 2009	35,577,155	$141,604	(5,317,244)	$(83,334)	$7,232	$354,334	$15,853	$435,689	$5,403	$441,092

Net income	—	—	—	—	—	(19,278)	—	(19,278)	74	(19,204)
Purchase of shares in a subsidiary	—	—	—	—	—	—	—	—	(12)	(12)
Dividend paid	—	—	—	—	—	—	—	—	(1,212)	(1,212)
Distribution of shares in a former subsidiary	—	—	—	—	—	(45,613)	—	(45,613)	—	(45,613)
Exercise of stock options	25,000	406	—	—	(80)	—	—	326	—	326
Stock-based compensation	—	—	—	—	(1,415)	—	—	(1,415)	—	(1,415)
Translation adjustment	—	—	—	—	—	—	(6,053)	(6,053)	(323)	(6,376)
Deconsolidation of a former subsidiary	—	—	—	—	—	—	—	—	(3,930)	(3,930)

Balance at March 31, 2010	35,602,155	$142,010	(5,317,244)	$(83,334)	$5,737	$289,443	$9,800	$363,656	$—	$363,656

For three months ended March 31, 2009:

Balance at December 31, 2008	36,135,528	$143,826	(5,612,883)	$(93,793)	$7,623	$328,264	—	$385,920	$3,709	$389,629

Net income	—	—	—	—	—	849	—	849	(4)	845
Purchase of shares in a subsidiary	—	—	—	—	—	—	—	—	(51)	(51)
Stock-based compensation	—	—	—	—	889	—	—	889	—	889
Translation adjustment	—	—	—	—	—	—	(9,910)	(9,910)	878	(9,032)

Balance at March 31, 2009	36,135,528	$143,826	(5,612,883)	$(93,793)	$8,512	$329,113	$(9,910)	$377,748	$4,532	$382,280

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Three Months Ended March 31, 2010 and 2009
(Unaudited)
(United States Dollars in Thousands)

	2010	2009
Cash flows from operating activities
Net income (loss)	$(19,204)	$845
Adjustments for:
Amortization, depreciation and depletion	2,641	1,650
Foreign currency transaction (gains) losses, net	5,557	(1,583)
(Gain) loss on short-term securities	506	(254)
Stock-based compensation expense (recovery)	(1,415)	889
Deferred income taxes	12,330	745
Reduction in loss on terminated customer contracts	(3,517)	(507)
Restructuring costs	—	1,348
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	5,765	(2,896)
Short-term securities	2,676	—
Restricted cash	2,586	(326)
Receivables	24,928	(17,709)
Inventories	(3,810)	7,724
Contract deposits, prepaid and other	(320)	(1,043)
Accounts payable and accrued expenses	(38,177)	(23,032)
Progress billings above costs and estimated earnings on uncompleted contracts, net	10,993	(1,673)
Advance payments received from customers	(11,010)	5,072
Income tax liabilities	1,476	(3,641)
Provision for warranty costs	(4,923)	(1,102)
Provision for supplier commitments on terminated customer contracts	(2,031)	—
Provision for restructuring costs	(1,560)	6,529
Other	650	396

Cash flows used in operating activities	(15,859)	(28,568)
Cash flows from investing activities
Purchases of property, plant and equipment, net	(366)	(444)
Cash disposed of in connection with cessation of consolidation of a former subsidiary	(285,739)	—
Other	114	(669)

Cash flows used in investing activities	(285,991)	(1,113)
Cash flows from financing activities
Issuance of shares	327	—
Dividend paid to non-controlling interests	(1,212)	—

Cash flows used in financing activities	(885)	—
Exchange rate effect on cash and cash equivalents	(20,611)	(16,326)

Decrease in cash and cash equivalents	(323,346)	(46,007)
Cash and cash equivalents, beginning of period	420,551	409,087

Cash and cash equivalents, end of period	$97,205	$363,080

The accompanying notes are an integral part of these interim consolidated financial statements.

TERRA NOVA ROYALTY CORPORATION
(Formerly KHD HUMBOLDT WEDAG INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(Unaudited)
Note 1. Basis of Presentation and Significant Accounting Policies
The consolidated financial statements contained herein include the accounts of Terra Nova Royalty Corporation (“Terra Nova”) and its subsidiaries, a special purpose entity and jointly controlled enterprises (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated) and rounded to the nearest thousands (except per share amounts).
The interim period consolidated financial statements have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”), which include International Accounting Standards (“IAS”) and Interpretations (“IFRIC” and “SIC”), as issued by the International Accounting Standards Board (the “IASB”). In January 2011, the Company filed amended interim consolidated financial statements for the three months ended March 31, 2010, which represented its initial presentation of its results and financial position under IFRS. The Company’s amended interim financial statements for the three months ended March 31, 2010 were prepared in accordance with IAS 34, Interim Financial Reporting, with IFRS 1, First-time Adoption of IFRS, and with the accounting policies the Company expects to adopt in its December 31, 2010 financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.
The Company’s consolidated financial statements were previously prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Canadian GAAP differs in some areas from IFRS. In preparing these interim financial statements, management has amended certain accounting, valuation and consolidation methods previously applied in the Canadian GAAP financial statements to comply with IFRS. The comparative figures for 2009 were restated to reflect these adjustments. Note 12 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, earnings and comprehensive income along with line-by-line reconciliations of the statement of financial position as at December 31, 2009 and the income statement, statement of comprehensive income and statement of financial position as at and for the three months ended March 31, 2009.
In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.
Principles of Consolidation
     The consolidated financial statements include the accounts of Terra Nova and its subsidiaries, a special purpose entity and jointly controlled enterprises. The Company consolidates a special purpose entity when the substance of the relationship between the Company and the special purpose entity indicates that the special purpose entity is controlled by the Company, pursuant to SIC Interpretation 12, Consolidation — Special Purpose Entities. The Company chooses to adopt proportionate consolidation method for its interest in jointly controlled enterprises, pursuant to IAS 31, Interests in Joint Ventures, whereby the Company’s share of each of the assets, liabilities, income and expenses of a jointly controlled enterprise is combined line by line with similar items in the Company’s consolidated financial statements. All significant intercompany accounts and transactions are eliminated.
     The Company uses the equity method to account for investments when it has significant influence over the investee (i.e. the power to participate in the operating and financial policy decisions). Under the equity method, the investment is initially recorded at cost, then reduced by distributions and increased or decreased by the Company’s proportionate share of the investee’s net earnings or loss and unrealized currency translation adjustment. When there is an other than temporary decline in value, the investment is written down and the unrealized loss is included in the results of operations.
     Pursuant to IFRS 3 (Revised), Business Combinations, a business combination is generally accounted for by applying the acquisition method whereby the identifiable assets acquired and the liabilities assumed are measured at their acquisition-date fair values. IFRS 3 (Revised) and the related amendment to IAS 27 provide guidance for applying the acquisition method for business combinations which include: the immediate expensing of all acquisition-related costs, the inclusion in the cost of acquisition of the fair value at acquisition date of any contingent purchase consideration, the remeasurement of previously held equity interest in the acquiree at fair value in a business combination achieved in stages, and accounting for changes in a parent’s ownership interest in a subsidiary undertaking that do not result in the loss of control as equity transactions. The Company measures non-controlling interest in an acquiree in a business combination at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

Note 1. Basis of Presentation and Significant Accounting Policies (cont’d)
     If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company shall report in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date. During the measurement period, the Company shall also recognise additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.
Foreign Currency Translation
     The Company translates assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these translations, or currency translation adjustments, are included in the accumulated other comprehensive income under the equity section of the consolidated balance sheets.
     Transaction gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income.
Use of Estimates and Assumptions and Measurement Uncertainty
     The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to allowance for credit losses, fair value of financial instruments in an inactive market, provision for warranty costs, pension liabilities, other than temporary impairments of securities, accounting for construction contracts, valuation of property, plant and equipment, valuation of interest in resource property, valuation allowance for deferred income tax assets, provision for income taxes, provision for supplier commitments on terminated customer contracts and provision for restructuring costs, among other items. Management’s best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends, and management’s assessment of probable future outcomes of these matters. Actual results could differ from these estimates, and such differences could be material.
Significant Accounting Policies
(i) Financial Instruments — Recognition and Measurement
     All financial assets and financial liabilities are to be classified by characteristic and/or management intent. Except for certain financial instruments which are excluded from the scope, all financial assets are classified into one of four categories: at fair value through profit or loss, held-to-maturity, loans and receivables, and available-for-sale; and all financial liabilities are classified into one of two categories: at fair value through profit or loss and other financial liabilities.
     Generally, a financial asset or financial liability at fair value through profit or loss is a financial asset or financial liability that meets either of the conditions: (a) it is classified as held for trading if it is (i) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; (ii) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or (iii) a derivative, except for a derivative that is a designated and effective hedging instrument; or (b) it is designated by the Company upon initial recognition as at fair value through profit or loss when certain conditions are met. Generally, a financial instrument cannot be reclassified into or out of the fair value through profit or loss category while it is held or issued. Only if a financial asset is no longer held for the purpose of selling it in the near term or in the rare circumstances that a reliable measure of fair value is no longer available the Company reclassifies the financial asset at its fair value on the date of reclassification.
     Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or fair value through profit or loss.
     Non-derivative financial liabilities are classified as other financial liabilities.

Note 1. Basis of Presentation and Significant Accounting Policies (cont’d)
     When a financial asset or financial liability is recognized initially, the Company measures it at its fair value. The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.
     After initial recognition, the Company measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) held-to-maturity investments which are measured at amortized cost using the effective interest method; (b) loans and receivables which are measured at amortized cost using the effective interest method; (c) investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. All financial assets except those measured at fair value through profit or loss are subject to review for impairment. After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities that are classified as at fair value through profit or loss (including derivatives that are liabilities) which are measured at their fair values (except for derivative liabilities that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured, which should be measured at cost).
     A gain or loss on a financial asset or financial liability classified as at fair value through profit or loss is recognized in the income statement for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized directly in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in profit or loss for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in the income statement when the financial asset or financial liability is derecognized or impaired, and through the amortization process.
     Whenever quoted market prices are available, bid prices are used for the valuation of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.
     An entity classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
     (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
     (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and
     (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).
     Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.
     Transaction costs related to the acquisition of held-for-trading financial assets and liabilities are expensed as incurred. Transaction costs are incremental costs that are directly attributable to the acquisition or disposal of a financial asset or liability.
(ii) Cash and Cash Equivalents
     Cash and cash equivalents are classified as held for trading and include cash on hand, cash at banks and highly liquid investments (e.g. money market funds) readily convertible to a known amount of cash and subject to an insignificant risk of change in value. They have original maturities of three months or less and are generally interest bearing.
(iii) Restricted Cash
     Restricted cash is classified as held for trading. Restricted cash at December 31 and January 1, 2009 was provided as security for the performance of industrial plant engineering and equipment supply contracts.
(iv) Securities
     Securities are classified as held for trading and short-term or long-term available-for-sale securities.

Note 1. Basis of Presentation and Significant Accounting Policies (cont’d)
     Publicly-traded securities (debt and equity) which are acquired principally for the purpose of selling in the near term are classified as held for trading. Securities held for trading are marked to their bid prices on the balance sheet date and unrealized gains and losses are included in the statement of income.
     Available-for-sale securities consist of publicly-traded securities (debt and equity) and unlisted equity securities which are not held for trading and not held to maturity. Short-term available-for-sale securities are generally unlisted equity securities which are purchased with management’s intention to sell in the near term. Long-term available-for-sale securities are purchased with the intention to hold until market conditions render alternative investments more attractive. The available-for-sale securities are stated at bid price whenever quoted market prices are available. When the market for the available-for-sale security is not active, the Company establishes fair value by using a valuation technique. Unrealized gains and losses are recorded in other comprehensive income unless there has been an other than temporary decline in value, at which time the available-for-sale security is written down and the write-down is included in the result of operations.
     Gain and loss on sales of securities are recognized on the average cost basis.
(v) Receivables
     Typically, receivables are financial instruments which are not classified as at fair value through profit or loss or available-for-sale. They are classified as loans and receivables and are measured at amortized cost without regard to the Company’s intention to hold them to maturity.
     Receivables are net of an allowance for credit losses, if any. The Company performs ongoing credit evaluation of customers and adjusts the allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts.
(vi) Allowance for Credit Losses
     The Company’s allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in the Company’s receivables and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on behalf of the Company, such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
     Specific provisions are established on an individual basis. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.
(vii) Derivative Financial Instruments
     Derivative financial instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. These instruments are either exchange-traded or negotiated. Derivatives are included on the consolidated statement of financial position and are measured at fair value. Derivatives that qualify as hedging instruments are accounted for in accordance with IAS 39, Financial Instruments: Recognition and Measurement. For derivatives that do not qualify as hedging instruments, the unrealized gains and losses are included in the result of operations.
     Where the Company has both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative positions is reported as an asset or liability, as appropriate.
(viii) Inventories
     Inventories consist of construction raw materials, inventories-in-transit, work-in-progress, contracts-in-progress and finished goods. Inventories are recorded at the lower of cost (specific item basis and first-in first-out methods) or estimated net realizable value. Cost, where appropriate, includes a proportion of manufacturing overheads incurred in bringing inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and cost to be incurred in marketing, selling and distribution. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Note 1. Basis of Presentation and Significant Accounting Policies (cont’d)
     The Company recognizes revenues from construction contracts under the percentage-of-completion method. The recognized income is the estimated total income multiplied by the percentage of incurred costs to date to the most recently estimated total completion costs. Under the percentage-of-completion method, the contracts-in-progress include costs and estimated earnings above billings on uncompleted contracts. Progress billings above estimated costs incurred and recognized gains or losses on uncompleted contracts and advances received from customers are shown as liabilities.
     Prepayments and deposits for inventories on construction contracts are included in the account of contract deposits, prepaid and other on the face of consolidated balance sheets.
(ix) Property, Plant and Equipment
     Property, plant and equipment are carried at cost, net of accumulated depreciation. Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. Any resulting write-downs to fair value are charged to the result of operations. No such losses have been recorded in these consolidated financial statements.
     Property, plant, and equipment are depreciated according to the following lives and methods:

	Lives	Method
Buildings	25 years	straight-line
Manufacturing plant equipment	3 to 20 years	straight-line
Office equipment	3 to 10 years	straight-line
(x) Interest in Resource Property
     Interest in resource property is stated at cost, net of accumulated amortization, and represents the Company’s royalty interest in a Canadian iron ore mine which will expire in 2055. The iron ore deposit is currently leased to an unincorporated joint venture of steel producers and a steel trader under certain lease agreements which will expire in 2055. The Company collects the royalty payment directly from the joint venture based on a pre-determined formula. Amortization is provided on the unit of production basis over its shipments. The amortization method and estimate of the reserve of iron ore is reviewed annually. The resource property is tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured and any resulting write-down to fair value is included in the result of operations. No such losses have been recorded in these consolidated financial statements.
(xi) Impairment
     Assets that have indefinite useful lives are not subject to amortization and are tested for impairment annually and whenever there is an indication that the assets may be impaired. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.
     An impairment loss recognized in prior periods for an asset is reversed and the carrying amount of the asset is increased to its recoverable amount, if and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior periods.
(xii) Asset Retirement Obligations
     The Company accounts for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities Under these rules, a reasonable estimate of fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount. In periods subsequent to initial measurement, the Company recognizes period-to-period changes in the liability for an asset retirement obligation resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company does not currently have any material asset retirement obligations.

Note 1. Basis of Presentation and Significant Accounting Policies (cont’d)
(xiii) Provisions
     Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the management’s best estimate of the expenditure required to settle the obligation at the date of financial position. Legal costs in connection with a loss contingency are recognized when incurred.
(xiv) Revenue Recognition and Cost of Revenues
     Revenues are derived from providing industrial plant engineering services and equipment supply. The revenue is recognized under the percentage-of-completion method, measured by costs incurred to date to the total estimated cost for the entire contract. Revenues include revenues from change orders after the change orders are approved by the customers.
     Cost of revenues include all direct material, labour costs, selling expenses and amortization as well as any other direct and indirect cost attributable to each individual contract such as warranty and freight costs. If estimated costs to complete a contract indicate a loss, provision is made in the current period for the total anticipated loss. This method is used as management considers the estimated total cost to be the best available measure of progress on contracts. Cost of revenues for the period includes the benefit of claims settled on contracts completed in prior years.
     Management conducts periodic reviews of its cost estimates. The effect of any revision is accounted for by way of a cumulative catch-up adjustment to revenues and/or cost of revenues, pursuant to the percentage-of-completion method, in the period in which the revision takes place.
     Pre-contract costs are expensed as incurred in selling, general and administrative expenses until it is virtually certain that a contract will be awarded; from which time further pre-contract costs are recognized as an asset and charged as an expense over the period of the contract.
     For interest, royalty and dividend income, recognition is warranted when it is probable that economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is recognized on a time proportion basis, taking into account the effective yield on the asset. Royalty income is recognized on an accrual basis, in accordance with the terms of the underlying agreement. Dividend income is recognized when the Company’s right as a shareholder to receive payment has been established.
     The revenues are reported net of sales taxes.
(xv) Warranty Costs
     The contracts and services of the Company’s industrial plant engineering and equipment supply business are typically covered by product and service warranty that is typically arranging from one year to two years (and three or four years in exceptional cases), starting with commissioning. Many of the Company’s construction contracts guarantee the plants for a pre-defined term against technical problems. Each contract defines the conditions under which a customer may make a claim. The provision is calculated per contract and is based on a number of factors, including the historical warranty claims and cost experience, the type and duration of warranty coverage, the nature of products sold and in service and counter-warranty coverage available from the Company’s suppliers.
     Management reviews the provision for warranty costs periodically and any adjustment is recorded in cost of revenues.
(xvi) Research and Development Costs
     Research and development costs are charged to selling, general and administrative expenses when incurred. There are no development costs which meet the criteria for recognizing an internally generated intangible asset.
(xvii) Stock-Based Compensation
     The Company has two stock-based compensation plans. The Company follows IFRS 2, Share-based Payment, which requires share-based transactions to be measured on a fair value basis using an option-pricing model. The stock-based compensation expenses are classified as selling, general and administrative expenses. When the options are exercised, the exercise price proceeds together with the amount initially recorded in the contributed surplus account are credited to common stock.

Note 1. Basis of Presentation and Significant Accounting Policies (cont’d)
(xviii) Employee Future Benefits
     The Company has defined benefit pension plans for certain employees in Europe. Employees hired after 1996 are generally not eligible for such benefits. The Company considers and relies in part on independently prepared actuarial reports to record pension costs and pension liabilities, using the projected unit credit method. The report is prepared based on certain demographic and financial assumptions. The variables in the actuarial computation include demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate (based on market yields on high quality corporate bonds), and future salary.
     The Company uses a systematic method of recognizing actuarial gains and losses in income. Adjustments arising from changes in assumptions and experience gains and losses are amortized over estimated average remaining service lifetime when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations. However, when all, or almost all, of the employees are no longer active, the Company will base the amortization on the average remaining life expectancy of the former employees.
(xix) Taxes on Income
The tax expense represents the sum of the tax currently payable and deferred tax and includes withholding taxes computed based on the amount of revenue. The tax currently payable is based on the taxable profits for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
     Deferred tax liabilities are recognized for all taxable temporary differences:
-	except where the deferred tax liability arises on goodwill that is not tax deductible or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

-	in respect of taxable temporary differences associated with investments in subsidiaries, jointly controlled entities and associates, except where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.
     Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized:
-	except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

-	in respect of deductible temporary differences associated with investments in subsidiaries, jointly controlled entities and associates, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
     On the reporting date, management reviews the Group’s deferred tax assets to determine whether it is probable that that the benefits associated with these assets will be realized. This review involves evaluating both positive and negative evidence. A valuation allowance account is established to reduce deferred income tax assets to the amount that management believes is probable to be realized.
     Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized directly in equity is recognized in equity and not in the income statement.
     Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income tax levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Note 1. Basis of Presentation and Significant Accounting Policies (cont’d)
(xx) Earnings Per Share
     Basic earnings per share is determined by dividing net income applicable to common shares by the weighted average number of common shares outstanding for the year, net of treasury stock.
     Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants and convertible debt. For the purpose of calculating diluted earnings per share, the Company assumes the exercise of its dilutive options and warrants with the assumed proceeds from these instruments regarded as having been received from the issue if common shares at the average market price of common shares during the period. The difference between the number of common shares issued and the number of common shares that would have been used at the average market price of common shares during the period is treated as an issue of common shares for no consideration. The amount of the dilution is the average market price of common shares during the period minus the issue price and the issue price includes the fair value of services to be supplied to the Company in the future under the share-based payment arrangement.
     If the share-based payments were granted during the period, the shares issuable are weighted to reflect the portion of the period during which the payments were outstanding. The shares issuable are also weighted to reflect forfeitures occurring during the period. When options are exercised during the period, shares issuable are weighted to reflect the portion of the period prior to the exercise date and shares issued are included in the weighted average number of shares outstanding from the exercise date.
Note 2. Nature of Operations
     Terra Nova is incorporated under the laws of British Columbia, Canada. The Company holds an indirect interest in the Wabush iron ore mine in the Province of Newfoundland and Labrador, Canada and is active in the royalty industry.
     The iron ore pellet shipment from the Wabush mine is subject to seasonal and cyclical fluctuations.
     Until the end of March 2010, the Company also operated in the industrial plant technology, equipment and service business for the cement and mining industries through its former subsidiary KHD Humboldt Wedag International AG in Germany and its subsidiaries and affiliates (collectively “KID”). The Company ceased to consolidate KID from March 31, 2010. (See Note 6.)
Note 3. Accounting Policy Developments
     Certain pronouncements were issued by the IASB that are mandatory for accounting periods beginning after January 1, 2011 or later periods. The following new accounting standards and amendments are expected to have significant effects on the Group’s accounting policies, financial positions and/or financial statement presentation.
     IFRS 9 is expected to replace IAS 39, Financial Instruments: Recognition and Measurement, from 2013. New requirements for the classification and measurement of financial liabilities, derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9 in 2010.
     Amendments, set out in Disclosures — Transfers of Financial Assets, were issued to amend IFRS 7, Financial Instruments, so as to enhance the disclosure requirements for transfers of financial assets that result in derecognition. These amendments respond, in part, to the recent financial crisis. Entities will be required to provide more extensive quantitative and qualitative disclosures about: (i) risk exposures relating to transfers of financial assets that are: (a) not derecognized in their entirety; or (b) derecognized in their entirety, but with which the entity continues to have some continuing involvement; and (ii) the effect of those risks on an entity’s financial position. The amendments are effective for annual periods beginning on or after July 1, 2011. Earlier application is permitted.
     Amendments, set out in Deferred Tax: Recovery of Underlying Assets, were issued as amended to IAS 12 Income Taxes. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40 Investment Property. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally be , be through sale. The amendments are effective for annual periods beginning on or after January 1, 2012.
     IAS 24 Related Party Disclosures was revised to simplify the disclosure requirements for government-related entities and clarify the definition of a related party. The revised standard is effective for annual periods beginning on or after 1 January 2011, with earlier application permitted.

Note 4. Earnings (loss) per Share
Earnings (loss) per share data for the periods ended March 31 from operations is summarized as follows:

Three Months Ended March 31	2010	2009
Net (loss) income available to holders of common shares of Terra Nova	$(19,278)	$849

	Number of Shares
	2010	2009
Weighted average number of common shares outstanding — basic	30,270,355	30,522,645
Effect of dilutive securities Options	—	—

Weighted average number of common shares outstanding — diluted	30,270,355	30,522,645

Note 5. Stock-based Payments
The Company has a 1997 Stock Option Plan and a 2008 Equity Incentive Plan. Following is a summary of the changes in stock options during the current period:

Outstanding at December 31, 2009	441,664
Granted	—
Forfeited	(416,664)
Exercised	(25,000)

Outstanding at March 31, 2010	—

During the current period, employees forfeited 416,664 stock options as a result of the cessation of consolidation of KID from March 31, 2010 (see Note 6) and the KID employees ceased to act as director, officer or employee of or providing ongoing services to Terra Nova and its subsidiaries. The forfeiture of unvested stock options resulted in a recovery of stock-based compensation of $1,415 in the three months ended March 31, 2010.
As at March 31, 2010, there were no options granted and outstanding and options to purchase 1,732,344 shares are available for granting in the future periods under the 1997 Stock Option Plan. No awards have been issued or granted from the 2008 Equity Incentive Plan.
Note 6. Investment in a Former Subsidiary
Until the end of March 2010, the Company, through its former subsidiary KID and its subsidiaries and affiliates, focused on the industrial plant technology, equipment and service business for the cement and mining industries and on maintaining leadership in supplying technologies, equipment and engineering services for the cement and mining sectors, as well as designing and building plants that produce clinker and cement and process coal and other minerals, such as copper, gold and diamonds. In the fourth quarter of 2009, the Company divested its interest in its coal and minerals customer group, such that the business of the Company was now focused on the cement industry.
On January 6, 2010 Terra Nova announced that it intended to restructure its assets and operations by dividing into two independent publicly traded companies; one company to focus on the industrial engineering business and the other company on Terra Nova’s resource-focused business. To effect this division, Terra Nova, among other things, effected a reorganization whereby substantially all of its subsidiaries engaged in the industrial engineering business were transferred to KID.
Terra Nova entered into an Arrangement Agreement with KID on February 26, 2010 to effect an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, which was approved by the Terra Nova shareholders on March 29, 2010 and was subsequently approved by the British Columbia Supreme Court.
Pursuant to the Arrangement, among other things, approximately 8,645,688 common shares of KID (representing approximately 26% of the issued and outstanding common shares of KID) were distributed, pro rata, to the non-subsidiary shareholders of Terra Nova. The carrying amount of these common shares of KID amounted to $45,613 which was within the fair value range obtained from a valuation. For financial statement presentation purposes, the distribution of common shares of KID was accounted for as a dividend in kind and the carrying amount was charged against retained earnings as a non-cash transaction.

Note 6. Investment in a Former Subsidiary (cont’d)
As a result of the Arrangement and related amendment to Terra Nova’s articles, two publicly traded companies were created. As well in connection with the Arrangement, Terra Nova entered into a shareholders agreement (the “Shareholders Agreement”) with another corporate shareholder of KID (the “Custodian”) whereby Terra Nova engaged the Custodian to direct the voting of the common shares of KID that Terra Nova continues to hold after consummation of the Arrangement. As a result of the execution of the Shareholders Agreement, Terra Nova ceased to hold its continuing power to determine the strategic operating, investing and financing policies of KID. There are no common directors and officers between the two entities. Accordingly, Terra Nova no longer considers KID as its subsidiary. Pursuant to SIC-12, Consolidation — Special Purpose Entities, management of the Company analyzed its continuing interests in KID and concluded that the Company does not control KID in substance as (a) the activities of KID are not being conducted on behalf of the Company; (b) the Company does not have the decision-making powers to obtain the majority of the benefits of the activities of KID; (c) the Company does not have rights to obtain the majority of the benefits of KID and (d) the Company does not retain the majority of the residual or ownership risks related to KID or its assets in order to obtain benefits from its activities. Management of the Company believes that KID’s total equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the Company, and the facts that the guarantees currently provided by the Company (see the second last paragraph in this Note) will expire in the ordinary course pursuant to their terms and KID will get credit facilities on its own. Accordingly, the Company ceased to consolidate KID from March 31, 2010. At March 31, 2010, the carrying amount of the Company’s investment in KID common shares approximated its fair value and there was no gain or loss recognized in connection with the cessation of the consolidation of KID.
The Company currently holds approximately 72% of the outstanding common shares of KID and intends to distribute these common shares (or a significant majority) to the shareholders of Terra Nova by the end of 2010, in a tax efficient manner. The Company classifies its investment in these common shares of KID as available for sale. The shares are measured at their fair value with changes in fair value recorded in other comprehensive income until they are disposed of. Since the KID shares were not quoted in an active market at March 31, 2010, the shares are measured using Level 3 fair value hierarchy. The valuation is based on the earnings forecast of the operations of industrial plant technology, equipment and service business, as well as the expected earning multiple and discount rate. The KID common shares represented the only item in the Level 3 fair value hierarchy and there was no movement in the hierarchy other than its transfer into the hierarchy.
In its normal course of business prior to March 31, 2010, the Company issued guarantees to financial institutions for KID’s business and these guarantees will continue to be in force for a reasonable period of time following the consummation of the Arrangement. At March 31, 2010, the Company has issued guarantees in an aggregate amount of $143,601 which had been used and outstanding but were not recorded in the Company’s consolidated balance sheet. The aggregated amount comprised numerous guarantees with small amounts. No claims have been made against these guarantees. The guarantees will expire in the ordinary course pursuant to their terms.
Income taxes included capital gain taxes of $11,403 on the disposition and the outside basis difference of the KID common shares and a withholding tax of $2,932 deducted at source on the cash dividend paid by KID to the Company. The capital gain taxes were offset by Terra Nova’s non-capital loss carryforwards and, accordingly, did not involve cash payments.
Note 7. Share Capital
In connection with the implementation of the Arrangement, Terra Nova created three new classes of capital stock; class A common shares (the “Class A Common Shares”), class B common shares (the “Class B Common Shares”) and preferred shares (the “Preferred Shares”). There are currently 30,284,911 Class B Common Shares outstanding, now renamed “Common Shares”. In addition, wholly-owned subsidiaries of Terra Nova own all of Terra Nova’s Preferred Shares and Class B Common Shares which are classified as treasury stock and deducted from the Company’s equity.
Note 8. Segment Information
Effective from March 31, 2010, the Company operates in a single reportable business segment: resource property. The resource property segment consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated that commenced in 1956 and expires in 2055. Prior to the end of March 2010, the Company also operated in the industrial plant technology, equipment and service business for the cement and mining industries. (See Note 6.)
The results of operations for corporate and other primarily represent corporate income less expenses.

Note 8. Segment Information (cont’d)
Summarized financial information concerning the segments is shown in the following tables:

	Three months ended March 31, 2010
	Industrial plant
	technology,
	equipment	Resource	Corporate
	and service	property	and other	Total
Revenues from external customers	$101,585	$—	$—	$101,585
Interest expense
External	509	—	7	516
Internal	—	—	20	20
Income (loss) before income taxes	2,938	1,192	(1,498)	2,632

	Three months ended March 31, 2009
	Industrial plant
	technology,
	equipment	Resource	Corporate
	and service	property	and other	Total
Revenues from external customers	$112,128	$—	$—	$112,128
Interest expense
External	355	—	339	694
Internal	—	—	159	159
Income (loss) before income taxes	5,633	388	(4,026)	1,995
The two major customer groups of the industrial plant technology, equipment and service business segment were in cement, and coal and minerals industries. The Company divested the coal and minerals customer groups effective September 30, 2009. The revenues of industrial plant engineering and equipment supply segment can be further broken down as follows:

	Three months ended March 31,
	2010	2009
Cement	$101,585	$103,023
Coal and minerals	—	9,105

	$101,585	$112,128

Total assets were $430,651 and $951,720 as at March 31, 2010 and December 31, 2009, respectively. The change of total assets reflected the reclassification due to the cessation of the consolidation of KID and the distribution of 26% of KID. (See Note 6.)
Note 9. Related Party Transactions
In the normal course of operations, the Company enters into transactions with related parties which include affiliates in which the Company has a significant equity interest (10% or more) or which have the ability to influence the affiliates’ or the Company’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value which represents the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in the financial statements, the Company had the following transactions with affiliates during the three months ended March 31, 2010:
Continuing operations

Royalty expense paid and payable*	$(185)
Fee expense for managing resource property	(236)
Fee expense for management services, including expense reimbursements	(142)
Interest income	17
Interest expense	(7)

*	included in income from interest in resource property.
As at March 31, 2010, the Company had the following related party transactions on its consolidated balance sheet:

Due from affiliates	$572
Due to affiliates	45
In addition, the Company also entered into an agreement with its former wholly-owned subsidiary whereby the Company agreed to offset its payables to the former subsidiary against its note receivable (CAD$1,750) from the former subsidiary plus accrued interest thereon.

Note 9. Related Party Transactions (cont’d)
Management does not consider KID to be related to the Company effective March 31, 2010.
Note 10. List of Significant Subsidiaries
The following table discloses the significant subsidiaries of the Company as at March 31, 2010:

The Company’s
Name of subsidiary	beneficial shareholding
KHD Humboldt Wedag International GmbH	100%
Note 11. Subsequent Events
Subsequent to March 31, 2010, the Company effected three additional pro-rata distributions of shares of KID as follows:
•	it distributed approximately 7,571,228 shares of KID, representing approximately 23% of the total issued KID shares (as at such date), to its shareholders of record on July 1, 2010 on the basis of one KID share for every four of our common shares held;

•	it distributed approximately 9,474,384 shares of KID, representing approximately 29% of the total issued KID shares (as at such date), by way of a return of capital, to its shareholders of record on September 23, 2010 on the basis of one KID share for every four of our common shares held; and

•	it distributed approximately 6,257,039 shares of KID, representing approximately 19.3% of the total issued KID shares (as at such date), by way of a return of capital, to its shareholders of record on December 31, 2010, on the basis of one KID share for every 10 of our common shares held.
     On July 28, 2010, the Company commenced a rights offering (the “Rights Offering”) to the holders of its common shares, pursuant to which each holder of its common shares of record on August 6, 2010 received one transferable right (the “Rights”) for every common share held as such date. Every four Rights entitled the holder thereof to purchase one common share at a price of $6.60. Pursuant to the Rights Offering, which was oversubscribed, the Company issued a total of 7,571,227 common shares for gross subscription proceeds of approximately $50.0 million.
     In the second quarter of 2010, the arbitration panel released its decision in the Company’s proceedings against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs Natural Resources Inc. wherein it determined the issue of liability on several claims in the Company’s favour. The Company was awarded C$11.7 million in damages for past underpayments. The amount, net of related property revenue tax, was collected in October 2010.
     On November 16 2010, the Company announced the successful completion of its tender offer to acquire all of the class A common shares of Mass Financial Corp. (“Mass”) through a wholly-owned subsidiary (the “Offer”). Pursuant to the Offer, the Company acquired 93% of the outstanding shares of Mass, excluding Mass shares previously held by it. Subsequently, on December 24, 2010, the Company acquired all the remaining outstanding shares of Mass by way of a compulsory acquisition and effected the amalgamation of Mass and the Company’s wholly-owned subsidiary.
     On January 10, 2011, the Company announced that its board of directors had adopted an annual dividend policy, providing for an annual dividend based on the annual dividend yield of the New York Stock Exchange Composite Index for the preceding year plus 25 basis points. On the same date, we announced an annual cash dividend for 2011 of $0.20 per common share, payable in four quarterly installments.
Note 12. Transition to IFRS
Transition to IFRS
     The Company’s financial statements for the year ended December 31, 2010 will be the first annual financial statements that comply with IFRS and these interim financial statements were prepared as described in Note 1, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS. The Company will make this statement when it issues its 2010 annual financial statements.

Note 12. Transition to IFRS (cont’d)
     IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2009 (the “Transition Date”). IFRS requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2010. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.
Initial elections upon adoption
     Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.
IFRS Exemption Options
1.	Business combinations — IFRS 1 provides the option to apply IFRS 3 (Revised), Business Combinations, retrospectively or prospectively from the Transition Date. The Company elected not to retrospectively apply IFRS 3 (Revised) to business combinations that occurred prior to its Transition Date and such business combinations have not been restated.

2.	Cumulative translation differences — IFRS 1 allows the first time adopters to use the exemption to reset the cumulative transaction differences for all foreign options to zero at the Transition Date. The Company elected to reset all cumulative translation adjustment to zero in opening retained earnings at its Transition Date.

3.	Deemed cost — A first time adopter may elect to measure an item of property, plant and equipment at Transition Date at its fair value and use that fair value as its deemed cost at that date. The Company elected to measure its interest in the Wabush mine resource property at its fair value and use that fair value as its deemed cost at January 1, 2009.
IFRS Mandatory Exceptions
     Set forth below is the applicable IFRS 1 exception applied in the conversion from Canadian GAAP to IFRS.
     Estimates — Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.
Reconciliations of Canadian GAAP to IFRS
     IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Company’s first time adoption of IFRS did not have an impact on the total operating, investing or financing cash flows.
     Reconciliations of equity at the Transition Date (i.e. January 1, 2009) and at the end of the latest period presented in the Company’s most recent annual financial statements in accordance with Canadian GAAP (i.e. December 31, 2009) are as follows:

	January 1, 2009	December 31, 2009
Equity in accordance with Canadian GAAP
Shareholders’ equity	$261,914	$319,788
Minority interests	3,709	5,403

	265,623	325,191
Revaluation of interest in resource property, gross	175,139	168,404
Deferred tax liability, revaluation of interest in resource property	(51,133)	(48,664)
Reversal of impairment	—	227
Translation loss on interest in resource property	—	(4,066)

Equity in accordance with IFRS	$389,629	$441,092

     Reconciliation of total comprehensive income for the latest period in the Company’s most recent annual financial statements is as follows:

For the year ended December 31, 2009
Total comprehensive income in accordance with Canadian GAAP	$60,630
Additional amortization on interest in resource property, net of income taxes	(4,266)
Comprehensive income attributable to non-controlling interest	2,113
Reversal of impairment	227
Translation loss on interest in resource property	(4,066)

Total comprehensive income in accordance with IFRS	$54,638

Note 12. Transition to IFRS (cont’d)
     During the year ended December 31, 2009, the Company recognized an impairment charge of $227 in accordance with Canadian GAAP, which was reversed in accordance with IFRS. The impairment charge was included in the restructuring costs in the consolidated statement of income.
Change in accounting policies
1. Amortization method for interest in royalty property
     The Company elected to measure its interest in Wabush mine resource property at its fair value and use that fair value as its deemed cost at January 1, 2009. In connection with the use of the fair value measurement for its interest in the resource property, the Company changed its amortization to the unit of production method from the straight-line method, effective from January 1, 2009. Management is of the opinion that it is appropriate to change to the unit-of-production method as the shipment of iron pellets involves seasonal and cyclical fluctuations. Such change resulted in an increase in gross amortization charge by $6,735 in the fiscal year 2009.
     The revaluation of the interest resource property also changed the amount of cumulative translation adjustment in accordance with IFRS.
2. Business combinations
     As stated in the section entitled “IFRS Exemption Options”, the Company applied the exemption in IFRS 1 for business combinations. Consequently, business combinations concluded prior to January 1, 2009 have not been restated. The Company did not have business combinations in 2009 and, accordingly, the adoption of IFRS 3 (Revised) did not have impact on the Company’s 2009 consolidated financial statements.
3. Income taxes
     Canadian GAAP — In acquisitions that are not business combinations, an excess of the value of income tax assets, which management believes is more likely than not to be realized, over the consideration paid for such assets is recorded as a deferred credit and recognized in the statement of operations in the same period that the related tax asset is realized.
IFRS — There is no such requirement under IFRS.
4. Foreign currency translation adjustment
     As noted in the section entitled “IFRS Exemption Options”, the Company has applied the one-time exemption to set the foreign currency cumulative translation adjustment (‘CTA”) to zero as of January 1, 2009. The CTA balance as of January 1, 2009 of $48,577 was recognized as an adjustment to retained earnings. The application of the exemption had no impact on net equity.
5. Reversal of impairments
     Canadian GAAP — Reversal of impairment losses in not permitted.
     IFRS — Reversal of impairment losses is required for assets other than goodwill if certain criteria are met. As a result, the Company reversed an impairment recognized under IFRS.
Presentation reclassifications
1. Deferred taxes
     Canadian GAAP — Deferred taxes are split between current and non-current components on the basis of either (1) the underlying asset or liability or (2) the expected reversal of items not related to an asset or liability.
     IFRS — All deferred tax assets and liabilities are classified as non-current.
2. Non-controlling interests
     Canadian GAAP — Minority interests in the equity of consolidated subsidiaries are classified as a separate component between liabilities and shareholders’ equity in the consolidated balance sheet and are excluded from the determination of consolidated net income or loss. As part of the adoption of IFRS, the term “minority interests” has been replaced with “non-controlling interests” in accordance with IAS 1.

Note 12. Transition to IFRS (cont’d)
     IFRS — Non-controlling interests are classified as a component of equity in the consolidated balance sheet and are included in the determination of consolidated net income or loss.
Amended Terra Nova’s consolidated financial statements
     The following are reconciliation of the financial statements previously presented under Canadian GAAP to the amended financial statements prepared under IFRS.
Reconciliation of Consolidated Statement of Operations for the Three Months Ended March 31, 2009

	Canadian
	GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts
Revenues	$112,128	—	—	$112,128	Revenues
Cost of revenues	(92,122)	—	—	(92,122)	Cost of revenues
Reduction in loss on terminated customer contracts	507	—	—	507	Reduction in loss on terminated customer contracts
Restructuring costs, write-down of inventories	(1,121)	—	—	(1,121)	Restructuring costs, write-down of inventories

Gross profit	19,392	—	—	19,392	Gross profit

Income from interest in resource property	2,130	—		2,130	Income from interest in resource property
	—	(668)	(407)	(1,075)	Amortization, resource property

Selling, general and administrative expense	(15,214)	—	407	(14,807)	Selling, general and administrative expense
Stock-based compensation — selling, general and administrative	(889)	—	—	(889)	Stock-based compensation — selling, general and administrative
Restructuring costs	(6,756)	—	—	(6,756)	Restructuring costs

Operating loss	(1,337)	(668)	—	(2,005)	Operating loss

Interest income	2,317	—	—	2,317	Interest income
Interest expense	(694)	—	—	(694)	Interest expense
Foreign currency transaction gains, net	1,583	—	—	1,583	Foreign currency transaction gains, net
Share of loss of equity method investee	(21)	—	—	(21)	Share of loss of equity method investee
Other income, net	815	—		815	Other income, net

Income before income taxes and minority interests from continuing operations	2,663	(668)	—	1,995	Income before income taxes from continuing operations
Provision for income taxes:					Provision for income taxes:
Income taxes	(971)	312	—	(659)	Income taxes
Resource property revenue taxes	(491)		—	(491)	Resource property revenue taxes

	(1,462)	312	—	(1,150)

Income before minority interests from continuing operations	1,201	(356)	—	845	Net income

Minority interests	4		—	4	Less: net loss attributable to non-controlling interests

Net income	$1,205	$(356)	$—	$849	Net income attributable to holders of common shares of Terra Nova Royalty Corporation

Basic earnings per share	$0.04			$0.03

Diluted earnings per share	$0.04			$0.03

Weighted average number of common shares outstanding
Basic	30,522,645			30,522,645

Diluted	30,522,645			30,522,645

Reconciliation of Consolidated Statement of Comprehensive Income for the Three Months Ended March 31, 2009

	Canadian
	GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts
Net income for the period	$1,205	$(356)	$(4)	$845	Net income for the period

Other comprehensive income (loss), net of tax	(10,607)	697	878	(9,032)
Other comprehensive income (loss), net of tax Unrealized gains and losses on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting

Other comprehensive income (loss)	(10,607)	697	878	(9,032)	Other comprehensive income (loss)

Comprehensive income (loss) for the period	$(9,402)	$341	$874	$(8,187)	Comprehensive income (loss) for the period

Comprehensive income (loss) for the period	$(9,402)	$341	—	$(9,061)	Attributable to: Shareholders of common shares of Terra Nova Royalty Corporation
			874	874	Non-controlling interests

	$(9,402)	$341	$874	$(8,187)

Note 12. Transition to IFRS (cont’d)
Reconciliation of Consolidated Statement of Financial Position as of March 31, 2009

	Canadian
	GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts
ASSETS					ASSETS

Current Assets					Current Assets
Cash and cash equivalents	$363,080	$—	$—	$363,080	Cash and cash equivalents
Short-term deposits	2,949	—	—	2,949	Short-term deposits
Securities	3,066	—	—	3,066	Securities
Restricted cash	30,824	—	—	30,824	Restricted cash
Accounts receivable, trade	81,399	—	—	81,399	Accounts receivable, trade
Other receivables	23,966	—	—	23,966	Other receivables
Inventories	94,929	—	—	94,929	Inventories
Contract deposits, prepaid and other	56,986	—	—	56,986	Contract deposits, prepaid and other
Future income tax assets	5,154	(3,563)	(1,591)	—

Total current assets	662,353	(3,563)	(1,591)	657,199	Total current assets

Non-current Assets					Non-current Assets
Property, plant and equipment	1,822	—	—	1,822	Property, plant and equipment
Interest in resource property	23,757	175,168	—	198,925	Interest in resource property
Equity method investments	268	—	—	268	Equity method investments
Future income tax assets	10,640	(3,978)	1,591	8,253	Deferred tax assets
Investment in preferred shares of former subsidiaries	18,585	—	—	18,585	Investment in preferred shares of former subsidiaries
Other non-current assets	790	—	—	790	Other non-current assets

Total non-current assets	55,862	171,190	1,591	228,643	Total non-current assets

	$718,215	$167,627	$—	$885,842

LIABILITIES AND SHAREHOLDERS’ EQUITY					LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities					Current Liabilities
Accounts payable and accrued expenses	$146,502	$—	$—	$146,502	Accounts payable and accrued expenses
Progress billings above costs and estimated earnings on uncompleted contracts	161,982	—	—	161,982	Progress billings above costs and estimated earnings on uncompleted contracts
Advance payments received from customers	15,980	—	—	15,980	Advance payments received from customers
Income tax liabilities	4,971	—	—	4,971	Income tax liabilities
Deferred credit, future income tax assets	3,563	(3,563)	—	—
Accrued pension liabilities, current portion	2,055	—	—	2,055	Accrued pension liabilities, current portion
Provision for warranty costs, current portion	28,119	—	—	28,119	Provision for warranty costs, current portion
Provision for supplier commitments on terminated customer contracts	21,135	—	—	21,135	Provision for supplier commitments on terminated customer contracts
Provision for restructuring costs	6,648	—	—	6,648	Provision for restructuring costs

Total current liabilities	390,955	(3,563)	—	387,392	Total current liabilities

Long-term Liabilities					Long-term Liabilities
Long-term debt, less current portion	10,777	—	—	10,777	Long-term debt, less current portion
Accrued pension liabilities, less current portion	27,823	—	—	27,823	Accrued pension liabilities, less current portion
Provision for warranty costs, less current portion	7,318	—	—	7,318	Provision for warranty costs, less current portion
Deferred credit, future income tax assets	3,978	(3,978)	—	—
Future income tax liability	11,171	50,821	—	61,992	Deferred tax liability
Other long-term liabilities	8,260	—	—	8,260	Other long-term liabilities

Total long-term liabilities	69,327	46,843	—	116,170	Total long-term liabilities

Total liabilities	460,282	43,280	—	503,562	Total liabilities

Minority interests	4,532	—	(4,532)	—
					Equity
Shareholders’ Equity					Shareholders’ equity
Capital stock	143,826	—	—	143,826	Capital stock
Treasury stock	(93,793)	—	—	(93,793)	Treasury stock
Contributed surplus	8,512	—	—	8,512	Contributed surplus
Retained earnings	156,886	172,227	—	329,113	Retained earnings
Accumulated other comprehensive income	37,970	(47,880)	—	(9,910)	Accumulated other comprehensive income

Total shareholders’ equity	253,401	124,347	—	377,748
	—	—	4,532	4,532	Non-controlling interests

	253,401	124,347	4,532	382,280	Total equity

	$718,215	$167,627	$—	$885,842

Note 12. Transition to IFRS (cont’d)
Reconciliation of Consolidated Statement of Financial Position as of December 31, 2009

	Canadian
	GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts
ASSETS					ASSETS
Current Assets					Current Assets
Cash and cash equivalents	$420,551	$—	$—	$420,551	Cash and cash equivalents
Short-term deposits	6,916	—	—	6,916	Short-term deposits
Securities	16,432	—	—	16,432	Securities
Restricted cash	24,979	—	—	24,979	Restricted cash
Accounts receivable, trade	96,982	—	—	96,982	Accounts receivable, trade
Other receivables	36,179	—	—	36,179	Other receivables
Inventories	80,815	—	—	80,815	Inventories
Contract deposits, prepaid and other	53,893	—	—	53,893	Contract deposits, prepaid and other
Future income tax assets	1,748	(1,748)	(1,591)	—

Total current assets	738,495	(1,748)	(1,591)	736,747	Total current assets

Non-current Assets					Non-current Assets
Note receivable	1,672	—	—	1,672	Note receivable
Accounts receivable, trade	4,660	—	—	4,660	Accounts receivable, trade
Property, plant and equipment	2,257	227	—	2,484	Property, plant and equipment
Interest in resource property	27,150	164,338	—	191,488	Interest in resource property
Equity method investments	73	—	—	73	Equity method investments
Future income tax assets	13,405	—	—	13,405	Deferred tax assets
Other non-current assets	1,191	—	—	1,191	Other non-current assets

Total non-current assets	50,408	164,565	—	214,973	Total non-current assets

	$788,903	$162,817	$—	$951,720

LIABILITIES AND SHAREHOLDERS’ EQUITY					LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities					Current Liabilities
Accounts payable and accrued expenses	$191,746	$—	$—	$191,746	Accounts payable and accrued expenses
Progress billings above costs and estimated earnings on uncompleted contracts	77,841	—	—	77,841	Progress billings above costs and estimated earnings on uncompleted contracts
Advance payments received from customers	26,927	—	—	26,927	Advance payments received from customers
Income tax liabilities	18,092	—	—	18,092	Income tax liabilities
Deferred credit, future income tax assets	1,748	(1,748)	—	—
Accrued pension liabilities, current portion	2,070	—	—	2,070	Accrued pension liabilities, current portion
Provision for warranty costs, current portion	28,282	—	—	28,282	Provision for warranty costs, current portion
Provision for supplier commitments on terminated customer contracts	12,943	—	—	12,943	Provision for supplier commitments on terminated customer contracts
Provision for restructuring costs	8,025		—	8,025	Provision for restructuring costs

Total current liabilities	367,674	(1,748)	—	365,926	Total current liabilities

Long-term Liabilities					Long-term Liabilities
Long-term debt, less current portion	11,649	—	—	11,649	Long-term debt, less current portion
Accrued pension liabilities, less current portion	28,861	—	—	28,861	Accrued pension liabilities, less current portion
Provision for warranty costs, less current portion	25,711	—	—	25,711	Provision for warranty costs, less current portion
Future income tax liability	14,210	48,664	—	62,874	Deferred tax liability
Other long-term liabilities	15,607	—	—	15,607	Other long-term liabilities

Total long-term liabilities	96,038	48,664	—	144,702	Total long-term liabilities

Total liabilities	463,712	46,916	—	510,628	Total liabilities

Minority interests	5,403	—	(5,403)	—
					Equity
Shareholders’ Equity					Shareholders’ equity
Capital stock	141,604	—	—	141,604	Capital stock
Treasury stock	(83,334)	—	—	(83,334)	Treasury stock
Contributed surplus	7,232	—	—	7,232	Contributed surplus
Retained earnings	185,790	168,544	—	354,334	Retained earnings
Accumulated other comprehensive income	68,496	(52,643)	—	15,853	Accumulated other comprehensive income

Total shareholders’ equity	319,788	115,901	—	435,689
	—	—	5,403	5,403	Non-controlling interests

	319,788	115,901	5,403	441,092	Total equity

	$788,903	$162,817	$—	$951,720

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael J. Smith Michael J. Smith Chairman, President and
Chief Executive Officer

Date:	January 31, 2011